SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

November 9, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

November 9, 2020

Press Release

Company Name: LINE Corporation
Representative: Takeshi Idezawa,
President and Representative Director
(Code number: 3938 First Section, Tokyo Stock Exchange)
Inquiries: Investor Relations
TEL: 03-4316-2050

Announcement Regarding the Share Consolidation and the Deletion of Provisions Regarding Share Units and the Partial Amendment of the Articles of Incorporation, as well as Filing Applications to Delist the ADSs from the New York Stock Exchange, to Terminate the Registration of the ADSs with the U.S. Securities and Exchange Commission and to Terminate or Suspend the Company’s Periodic Disclosure Obligations Pursuant to the U.S. Securities Exchange Act of 1934

LINE Corporation (the “Company”) hereby announces that it resolved at its board of directors meeting held on November 9, 2020 (the “Board Meeting”) to place on the agenda for the extraordinary general meeting of shareholders that is expected to be convened on December 15, 2020 (the “Extraordinary General Meeting”) proposals to conduct a share consolidation, and delete provisions regarding the number of shares constituting one unit and partially amend provisions of the Company’s articles of incorporation.

The delisting standards established by the Tokyo Stock Exchange, Inc. (the “TSE”) in its Securities Listing Regulations will apply to the common stock of the Company (the “Common Shares”) in the course of carrying out the procedures described above. As a result, it is expected that the Common Shares will be delisted from the TSE on December 29, 2020 after being designated as stock to be delisted from December 15, 2020 through December 28, 2020. Note that, once delisted, the Common Shares cannot be traded on the First Section of the TSE.

The Company also hereby announces that it resolved at the Board Meeting to file applications to delist from the New York Stock Exchange (the “NYSE”) the American depositary shares that are registered and issued by JPMorgan Chase Bank, N.A. (the “Depositary Bank”) in the United States (meaning the United States of America; the same applies hereinafter) (the “ADSs”), to terminate the registration of the ADSs with the U.S. Securities and Exchange Commission and to terminate or suspend the Company’s periodic disclosure obligations under the U.S. Securities Exchange Act of 1934 (as amended from time to time; the same applies hereinafter). Note that, once delisted, ADSs cannot be traded on the NYSE.

I.	Share Consolidation

1.	Purpose and Reasons for the Share Consolidation

As announced in the “Announcement of Opinion Regarding the Joint Tender Offer for the Shares of LINE Corporation by SoftBank Corp. and NAVER J. Hub Corporation, a Wholly-Owned Subsidiary of NAVER Corporation, the Controlling Shareholder of LINE Corporation” dated August 3, 2020 (the “August 3, 2020 Opinion Announcement Press Release”), tender offers were jointly carried out from August 4, 2020 until September 15, 2020 by SoftBank Corp. (CEO and Representative Director: Ken Miyauchi) (“SoftBank”) and

NAVER J. Hub Corporation (“NAVER J. Hub”; SoftBank and NAVER J. Hub being referred to individually as a “Purchaser” and collectively as the “Purchasers”), a wholly-owned subsidiary of NAVER Corporation (President and CEO: Han Seong-sook) (“NAVER,” and together with NAVER J. Hub, the “NAVER Parties”), the controlling shareholder of the Company, consisting of (i) a tender offer implemented in Japan pursuant to the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended from time to time) for the purpose of acquiring all of the Common Shares, the Share Options (see Note 1 below) and the Convertible Bonds (see Note 2 below) and the ADSs, each representing the title to one Common Share deposited with Mizuho Bank, Ltd., which is the custodian bank of the underlying shares (excluding the NAVER-owned Company Target Securities (collectively referring to the Common Shares, the Share Options, the Convertible Bonds and the ADSs; the same applies hereinafter) and the treasury shares owned by the Company) (the “Japan Offer” (see Note 3 below)), and (ii) a tender offer in the United States pursuant to the U.S. Securities Exchange Act of 1934 to acquire the Common Shares owned by residents of the United States and the ADSs (the “U.S. Offer”; and together with the Japan Offer, the “Offers”). As a result, as of September 24, 2020, the settlement commencement date, SoftBank and NAVER J. Hub came to own a total of 15,617,335 shares of the Common Shares (including Common Shares represented by ADSs) (ownership ratio of voting rights (see Note 4 below): 6.41%) and 15,617,335 shares of the Common Shares and the ADSs (ownership ratio of voting rights: 6.41%), respectively, and together with a total of 174,992,000 shares of the Common Shares owned by NAVER (ownership ratio of voting rights: 71.81%), SoftBank and the NAVER Parties came to own a total of 206,226,670 shares of the Common Shares and the ADSs (ownership ratio of voting rights: 84.62%).

(Note 1)

“Share Options” collectively refers to the share options issued based on the resolution of the board of directors meeting of the Company held on December 11, 2013 (the 4th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on December 11, 2013 (the 5th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on February 5, 2014 (the 7th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on February 5, 2014 (the 8th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on August 1, 2014 (the 10th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on August 1, 2014 (the 11th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on September 30, 2014 (the 13th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on September 30, 2014 (the 14th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on January 30, 2015 (the 16th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on January 30, 2015 (the 17th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on January 30, 2015 (the 18th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on January 30, 2015 (the 19th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on June 26, 2017 (the 20th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on July 9, 2019 (the 22nd Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on July 9, 2019 (the 23rd Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on July 9, 2019 (the 24th Series Share Options), share options issued based on the resolutions of the board of directors meetings of the Company held on July 9, 2019 and March 30, 2020 (the 25th Series Share Options). Note that the Share Options do not include the share options to be allocated to the directors (except for outside directors and part-time directors) of the Company on November 5, 2020 (the 26th Series Share Options), share options to be allocated to the outside directors of the Company on November 5, 2020 (the 27th Series Share Options), and share options to be allocated to the employees of the Company and its subsidiaries on April 28, 2021 (the 28th Series Share Options), which the Company resolved to issue at its board of directors meeting held on July 29, 2020.

(Note 2)

“Convertible bonds” collectively refers to Euroyen convertible bonds due 2023 issued based on the resolution of the board of directors of the Company on September 4, 2018 (the “Convertible Bonds due 2023”) and Euroyen convertible bonds due 2025 issued based on the resolution of the board of directors of the Company on September 4, 2018 (the “Convertible Bonds due 2025”).

(Note 3)	As announced in the August 3, 2020 Opinion Announcement Press Release, we understand that tenders of ADSs were not accepted in the Japan Offer.

(Note 4)

“Ownership ratio of voting rights” is calculated by setting as the denominator the number of voting rights (2,437,033 voting rights) pertaining to the number of shares (243,703,320 shares), which is calculated by subtracting the number of shares held in treasury by the Company as of September 30, 2020 (12,222 shares) from the total number of issued shares of the Company (243,715,542 shares) as of September 30, 2020, as stated in the Summary of Consolidated Financial Results for the Nine Months Ended September 30, 2020 (IFRS) announced by the Company on October 28, 2020 (rounded to two decimal places; the same applies hereinafter in calculations for the ownership ratio of voting rights).

As announced in “(i) Background, Purpose and Decision-making Process of the Decision to Implement the Offers, and the Management Policy after the Offers” in “② Purpose and Background of the Offers” in “(2) Grounds and Reasons for the Opinion” in “3. Details, Grounds, and Reasons for the Opinion Regarding the Offers” in the August 3, 2020 Opinion Announcement Press Release, the Company, by using the mobile messenger platform “LINE” as a basis, provides content-based services, such as games and music distribution services, as well as general services including advertising, mobile remittances, and payment services. The Company Group (a corporate group consisting of the Company, its 64 subsidiaries and 78 affiliates (the number of companies as of the end of June 2020), and the same applies hereinafter), with “CLOSING THE DISTANCE” as its corporate mission, aims to realize a world in which people and people, people and information and services and content are connected seamlessly, and in which life is complete just by connecting to “LINE,” and expresses this standard of value of realizing this mission in the word “WOW.” “WOW” refers to the “first experience that impresses users” and refers to the “surprise that people cannot help but share with their friends,” and the Company Group has positioned the pursuit of “WOW” as a strategy in order to continue to grow over the medium-to-long term and create social value.

SoftBank, NAVER and the Company believe that the social and industrial situations surrounding us are facing major global changes on a daily basis. In particular, overseas companies, mainly in the United States and China, dominate the Internet market, and by comparing the size of these companies, the reality is that they have widened the gap between companies in Asia (excluding China) and Japan.

Furthermore, in Japan, there is a need to improve productivity in response to the shrinking labor force and to respond swiftly to natural disasters, and SoftBank, NAVER and the Company believe that the use of AI (see Note 5 below) and technology in these fields has great potential.

(Note 5)	AI is an abbreviation for Artificial Intelligence.

The Company was told that, under these circumstances, SoftBank, under the “Beyond Carrier” strategy which aims to achieve sustainable growth through further expansion of the telecommunications business, growth of Yahoo Japan Corporation (ZHD) and expansion into new fields, aims to go beyond its role as a telecommunications carrier and develop new businesses that leverage cutting-edge technology such as AI and IoT (see Note 6 below) through collaboration with each group company and prominent companies in which it has invested. In addition, NAVER aims to transform and innovate its state-of-the-art technological platforms in order to provide services that transcend the boundaries of South Korea’s largest search engine portal. As of December 23, 2019, the intention of the four companies was that, in the business integration of the Company and its subsidiaries, on one side, and Z Holdings Corporation (President and Representative Director: Kentaro Kawabe) (“ZHD”), a consolidated subsidiary of SoftBank, and its subsidiaries, on the other (the “Business Integration”), ZHD Group (a corporate group consisting of ZHD, its 94 subsidiaries and 24 affiliates (the number of companies as of the end of March 2020), and the same applies hereinafter) which provides various services in Japan, with a firm user base (annual log-in user IDs: approximately 80 million; total MAUs (see Note 7 below) of all applications: 140 million) and abundant assets (total consolidated assets: JPY 2,795,895 million), and the Company Group, which has a customer base of 84 million MAUs in Japan and 101 million MAUs overseas, and abundant service lineups, are to consolidate management resources, strengthen each business domain, and invest in the growth of new business domains, in order to provide convenient experiences to Japanese users and update Japan’s society and industries, and thereby become the leading companies to lead the world from Japan and Asia by expanding this innovative model to Asia and to the world beyond. Regarding the Business Integration, SoftBank, NAVER, ZHD and the Company are expecting to collaborate in a variety of fields. SoftBank, by further growth of, ZHD which plays a key role in its “Beyond Carrier” strategy and by creating new business opportunities in the 5G era, and NAVER, by accelerating the growth of Fintech services (see Note 8 below) which utilizes cutting-edge technologies, and by establishing its position as the leading IT company based on AI technologies, believe the Business Integration to be a significant transaction that will contribute to increasing the corporate value of both SoftBank and NAVER.

(Note 6)	IoT is an abbreviation for the Internet of Things, in which items communicate via the Internet.

(Note 7)

MAUs is an abbreviation for Monthly Active Users, which means the number of monthly active users. Specifically, according to ZHD, it refers to the number of active IDs which log in within a year. According to the Company, the same term refers to the number of user accounts which activate “LINE” or “LINE GAME” from mobile terminals one or more times in a certain month, or the number of user accounts which activate “LINE” or other related applications based on “LINE” and send messages from PCs or mobile terminals.

(Note 8)

Fintech is a term created by combining “Finance” and “Technology.” It refers to activities aimed at resolving inefficiencies in existing financial services and providing innovations in financial services by utilizing smart devices such as smartphones and tablets, as well as big data utilization technologies.

SoftBank, ZHD, NAVER and the Company began discussions on various possibilities, including potential business alliances, in mid-June 2019. After that, and since around early August of the same year, the four companies have discussed and examined a wide range of options for the feasibility and methods of the Business Integration, bearing in mind issues such as limitations under applicable domestic and foreign laws and regulations.

As a result, a basic common understanding was reached among the four companies that the method stated in “① Overview of the Offers” in “(2) Grounds and Reasons for the Opinion” in “3. Details, Grounds, and Reasons for the Opinion Regarding the Offers” in the August 3, 2020 Opinion

Announcement Press Release, including the delisting of the Company by SoftBank and NAVER or one of its wholly-owned subsidiaries, was to be considered as a primary matter. Accordingly, as of November 18, 2019, a non-binding memorandum of understanding regarding a series of transactions relating to the Business Integration was executed. On the same day, the Company received from SoftBank and NAVER a letter of intent regarding the proposal of the Offers for conducting the transaction to realize the Business Integration. In the letter of intent, SoftBank and NAVER proposed to the Company that the purchase price for the Common Shares in the Offers (the “Tender Offer Price”) would be JPY 5,200 per Common Share.

In the course of such discussions and examinations, the Company determined that there was the possibility of structural conflicts of interest between NAVER, the controlling shareholder of the Company, and the Company’s minority shareholders in carrying out the Business Integration, and similarly there were issues with information asymmetry. Therefore the Company began to install a framework to examine and negotiate the Business Integration independently from NAVER, from the standpoint of improving the Company’s corporate value and securing the interests of the Company’s general shareholders, to secure the appropriateness of the transaction terms and the fairness of the procedures of the Business Integration.

Specifically, as stated in “④ Establishment of the Special Committee in the Company” in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” in “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation” below, the Company established a special committee on October 15, 2019, which consists of three persons, Rehito Hatoyama (Chairperson), Tadashi Kunihiro and Koji Kotaka who did not have an interest in the potential transaction that was different from, or in addition to, the interests of the minority shareholders of the Company, who are outside directors of the Company, about whose status as independent officers the TSE has been notified, and who are deemed to have the experience and eligibility necessary to consider the Business Integration (the “Special Committee”). In considering the Business Integration, the Company consulted with the Special Committee regarding (i) whether the Business Integration contributes to an increase in corporate value and its purpose is reasonable, (ii) whether the fairness of procedures for the Business Integration have been secured, (iii) whether the appropriateness of the terms and conditions of the Business Integration is secured, and (iv) whether it is considered based on (i) to (iii) above that the Business Integration can be considered not to be adverse to the interests of minority shareholders.

After receiving the proposal of the Offers from SoftBank and NAVER, considering that if the series of procedures to take the Company private (the “Delisting Procedures”) including the Offers are implemented, the Delisting Procedures will constitute transactions between the Company and its controlling shareholder as set forth in the Securities Listing Regulations of the TSE, the Company, while continuously consulting with the Special Committee, resolved at its board of directors meeting held on November 18, 2019, to change the terms of reference for the Special Committee to: (i) whether the Business Integration, including the Offers, could be seen as contributing to an increase in corporate value and for a reasonable purpose, (ii) whether the fairness of procedures for the Business Integration, including the Offers, has been secured, (iii) whether the appropriateness of the terms and conditions of the Delisting Procedures including the Offers (including the Tender Offer Price of the Offers) has been secured, (iv) whether, taking the above (i) to (iii) together, the Business Integration could be deemed adverse to the interests of the minority shareholders of the Company, and (v) whether it is considered to be reasonable that the Company’s board of directors will express support for the Offers and recommend the Company’s shareholders to tender their shares in the Offers ((i) through (v) are collectively referred to as the “Terms of Reference”). The Company resolved to make decisions on the Business Integration including the Offers, by accurately understanding and comprehending, and fully respecting, the findings of the Special Committee, and not to agree to the Business Integration including the Offers if the Special Committee determined that the terms and conditions of the Offers and the Delisting Procedures are not appropriate.

Furthermore, as discussed in “⑤ Obtaining independent financial analyses and an opinion from its own financial advisor” and “⑥ Acquisition of advice from independent law firms for the Special Committee” in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” in “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation” below, the Special Committee appointed Merrill Lynch Japan Securities Co., Ltd. (“BofA Securities”) as its financial advisor and Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo) as its legal advisors, each independent from SoftBank, NAVER, ZHD, and the Company.

As explained in “② Acquisition of share valuation report and a fairness opinion from an independent third-party valuation advisor by the Company” and “③ Acquisition of advice from independent law firms by the Company” in (3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” in “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation” below, the Company appointed JPMorgan Securities Japan Co., Ltd. (“J.P. Morgan”) as its financial advisor and third-party valuation advisor and Anderson Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho) as its legal advisors, each independent from SoftBank, NAVER, ZHD, and the Company.

The Company received an initial proposal from SoftBank and NAVER on November 18, 2019, involving a Tender Offer Price of JPY 5,200, and subsequently continued to discuss and negotiate the transaction terms of the Delisting Procedures including the Tender Offer Price with SoftBank and NAVER. Specifically, the Company received a proposal of a Tender Offer Price of JPY 5,200 on December 10, 2019, and a proposal of a Tender Offer Price of JPY 5,320 on December 18, 2019 from SoftBank and NAVER. However, the Company determined that the proposed Tender Offer Price of JPY 5,320 was not sufficient as an appropriate price and requested SoftBank and NAVER to reconsider the proposal. Through these negotiations, the Company received a proposal of a Tender Offer Price of JPY 5,380 from SoftBank and NAVER on December 20, 2019.

In the above-referenced examination and negotiation process, the Company made timely reports to the Special Committee with respect to the important aspects of the negotiations and decided negotiation policies consistent with the directions and requests from the Special Committee, and the Special Committee attended negotiations between the Company and SoftBank, and NAVER as necessary. Specifically, the Company first gave prior explanation to the Special Committee with respect to the negotiation policy regarding the Delisting Procedures, and as the Special Committee requested the Company increase the Tender Offer Price based on the stand-alone share value of the Company and the premiums in transactions of similar nature, the Company decided its negotiation policy consistent with such request. When the Company held negotiations on the Delisting Procedures with SoftBank and NAVER, the Special Committee attended the negotiations with SoftBank and NAVER on three occasions in order to communicate its request clearly to the related parties, and the Special Committee expressed its views on these occasions.

Subsequently, on December 23, 2019, the Company received findings from the Special Committee stating: based on certain assumptions, ① it is found that the Business Integration, including the Offers, can be seen as contributing to an increase in the corporate value, and its purpose can be seen as reasonable; ② it is found that the procedures for the Business Integration, including the Offers, can be seen as having secured fairness; ③ it is found that the terms and conditions of the Delisting Procedures including the Offers (excluding the prices of the Share Options and the Convertible Bonds in the Offers) can be seen as having secured appropriateness; ④ based on ① to ③ above, the resolutions of the Company’s board of directors in relation to expressing support for the Offers and the Business Integration, including the Delisting Procedures through a share consolidation or other methods after the Offers, can be considered as not adverse to the interests of the Company’s minority shareholders; and ⑤ it can be considered reasonable for the Company’s board of directors to express support for the Offers and to recommend that the Company’s shareholders and holders of the ADSs tender their Common Shares in the Offers (the “December 2019 Findings”) (for the outline of the December 2019 Findings, please see “④ Establishment of the Special Committee in the Company” in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” in “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation” below). In addition, together with the December 2019 Findings, the Company received from the Special Committee financial analyses regarding the results of calculations of the value of Common Shares submitted to the Special Committee by Merrill Lynch Japan Securities on December 23, 2019 (the “BofA Securities Analyses”) and a written opinion (fairness opinion) to the effect that the purchase price of the Common Shares and ADSs (as defined in “⑤ Obtaining independent financial analyses and an opinion from its own financial advisor” in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” in “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation” below, and the same applies hereinafter) in the Offers is fair to the holders of the Common Shares and ADSs (except for SoftBank and NAVER, and their affiliated companies) from a financial perspective under certain conditions (the “BofA Securities Fairness Opinion”) (for the outline of the BofA Securities Analyses and the BofA Securities Fairness Opinion, please see “⑤ Obtaining independent financial analyses and an opinion from its own financial advisor” in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” in “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation” below).

As such, based on the legal advice from Anderson, Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho), advice from J.P. Morgan from a financial perspective, the content of the share valuation report regarding the results of calculations of the value of the Common Shares from J.P. Morgan as of December 23, 2019 (the “JPM Valuation Report”), a fairness opinion from J.P. Morgan to the effect that, under certain conditions precedent, the Tender Offer Price was fair from a financial perspective for the common shareholders of the Company, excluding SoftBank and NAVER, and their related parties (the “JPM Fairness Opinion”), and the BofA Securities Analyses and the BofA Securities Fairness Opinion submitted through the Special Committee, and by fully respecting the findings of the Special Committee as stated in the December 2019 Findings, the Company carefully discussed and examined at its board of directors meeting held on December 23, 2019, whether the Delisting Procedures including the Offers contribute to an increase in the corporate value of the Company, and whether the transaction terms of the Delisting Procedures, including the Tender Offer Price, were appropriate.

Consequently, the Company concluded that the Business Integration including the Offers, in which the ZHD Group and the Company Group will consolidate their management resources, strengthen their respective business areas and invest in new business areas for growth, will enable further enhancement of the Company’s corporate value.

Furthermore, the Company determined from the points below (among other things) that the Tender Offer Price of JPY 5,380 per share is an appropriate price that ensures the benefit that the Company’s general shareholders should receive, and that the Offers will provide the Company’s general shareholders with a reasonable opportunity to sell the Common Shares at a price with an appropriate premium.

(i)

The price was agreed upon as a result of thorough, repeated negotiations with SoftBank and NAVER with the substantial involvement of the Special Committee, subject to sufficient measures to secure the fairness of the transaction terms of the Delisting Procedures, including the Tender Offer Price, as stated in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” in “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation” below.

(ii)

The price is greater than the upper limit of the valuation range of the valuation results based on the market share price analysis and within the valuation range of the valuation results based on the discounted cash flow method (the “DCF Method”) of J.P. Morgan’s valuation results for the Common Shares based on the JPM Valuation Report, as stated in “② Acquisition of share valuation report and a fairness opinion from an independent third-party valuation advisor by the Company” in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” in “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation” below. In addition, a fairness opinion has been issued to the effect that the Tender Offer Price is fair to the holders of Common Shares, other than SoftBank, NAVER and their related parties, from a financial perspective under certain conditions, as stated in “② Acquisition of share valuation report and a fairness opinion from an independent third-party valuation advisor by the Company” in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” in “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation” below.

(iii)

The price is greater than the upper limit of the valuation range based on the market share price analysis and within the valuation range based on the discounted cash flow analysis (the “DCF Analysis”) of BofA Securities’ valuation results for the Common Shares based on the BofA Securities Analyses, as stated in “⑤ Obtaining independent financial analyses and an opinion from its own financial advisor” in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” in “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation” below.

(iv)

The price includes a premium of 17.34% (rounded to two decimal places; the same applies hereinafter in calculating the premium rate) added to the closing price of JPY 4,585 of the Common Shares on the First Section of the TSE on November 13, 2019, which is regarded as the price not influenced by speculative reports about the Business Integration by some of the media, considering the fact that such speculative reports were made on the night of November 13, 2019; a premium of 31.69% added to the simple average closing price of JPY 4,085 (rounded to the nearest whole number; the same applies hereinafter in calculating the simple average closing price) for the month prior to November 13, 2019; a premium of 36.75% added to the simple average closing price of JPY 3,934 for the three months prior to the same day; and a premium of 50.68% added to the simple average closing price of JPY 3,570 for the six months prior to the same day, all of which are regarded as reasonable premiums compared with the premium level in case studies of other tender offers for the purpose of delisting a subsidiary by a parent company.

(v)

The December 2019 Findings of the Special Committee found that the price can be seen as having secured appropriateness, as stated in “④ Establishment of the Special Committee in the Company” in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” in “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation” below.

Therefore, the Company concluded that the Delisting Procedures would contribute to an increase in the corporate value of the Company and that the transaction terms of the Delisting Procedures, including the Tender Offer Price, are appropriate. Accordingly, the Company resolved at its board of directors meeting held on December 23, 2019, to express support for the Offers and to recommend that the Company’s shareholders and holders of the ADSs tender their Common Shares or ADSs in the Offers.

Additionally, as the Company had not examined the appropriateness of the purchase price of the Share Options and the Convertible Bonds, and as the Share Options were issued to the directors and employees of the Company and its subsidiaries and as the purchase price of the Share Options is JPY 1 per unit, the Company’s board of directors resolved to leave it to the discretion of each holder of the Share Options (the “Share Option Holders”) and the Convertible Bonds (the “Convertible Bond Holders”) as to whether to tender their Share Options and Convertible Bonds in the Offers.

As stated in the Announcement of Opinion Regarding the Planned Commencement of the Joint Tender Offer for the Shares of LINE Corporation by SoftBank Corp. and NAVER Corporation, the Controlling Shareholder of LINE Corporation issued by the Company on December 23, 2019 (the “December 23, 2019 Opinion Announcement Press Release”), while the Offers were planned to be promptly implemented once the Conditions Precedent (those described in “① Overview of the Offers” in “(2) Grounds and Reasons for the Opinion” in “3. Details, Grounds, and Reasons for the Opinion Regarding the Offers” in the August 3, 2020 Opinion Announcement Press Release), including the completion of procedures with domestic and foreign competition authorities, were satisfied, it was considered to be difficult to accurately estimate the time required for such procedures with domestic and foreign competition authorities. Given this situation, the aforementioned Company’s board of directors meeting also resolved to request, at the time of the commencement of the Offers, that the Special Committee review whether the Special Committee’s findings stated in the December 2019 Findings required revision, and if the statements did not need revision, report to the Company’s board of directors to that effect, and if the statements needed revision, provide revised findings to the Company’s board of directors, and resolved that taking such findings into account, the Company’s board of directors would express its opinion again on the Offers at the time of the commencement of the Offers.

In late June, 2020, the Company was informed by the Purchasers that they planned to commence the Offers as soon as the procedures and measures necessary under the competition laws of relevant countries were completed or such procedures and measures were expected to be completed by the day prior to the end of the purchase period of the Japan Offer (the “Tender Offer Period”). Therefore, as stated in “④ Establishment of the Special Committee in the Company” in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” in “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation” below, the Company requested that the Special Committee review whether the Special Committee’s findings stated in the December 2019 Findings require revision, and if the statements do not need revision, report to the Company’s board of directors to that effect, and if the statements need revision, to provide revised findings to the Company’s board of directors. In response to the request, the Special Committee reviewed the subject of the Terms of Reference and accordingly confirmed that there was no material change in the Company’s business conditions and environment surrounding the Business Integration, even taking the fact that various events (including the spread of COVID-19) occurred after the announcement of the Business Integration (meaning the announcement made on December 23, 2019; the same applies hereinafter) into consideration, and submitted its findings, dated August 3, 2020, to the Company’s board of directors to the effect that there were no changes to the Special Committee’s views in the December 2019 Findings (the “August 2020 Findings”). Note that the Special Committee determined that the Tender Offer Price’s appropriateness was maintained as of the date of the August 2020 Findings, considering among other factors that the Tender Offer Price was appropriate and reflected the Company’s fundamental value even after taking into consideration the fact that the various events after the announcement of the Business Integration did not have a material effect on the Company’s fundamental value and that the Company’s stock price exceeded the Tender Offer Price at certain times between the announcement of the Business Integration and the date of the August 2020 Findings. In addition, the Special Committee determined that it was not necessary to change the Tender Offer Price considering such factors and determinations, and considering the Company’s determination that the Business Integration is in the best interests of the minority shareholders of the Company.

Based on such findings of the Special Committee and the business conditions and environment surrounding the Delisting Procedures, the Company carefully examined again the terms and conditions of the Offers. As a result, the Company concluded that, even as of August 3, 2020, there were no factors that changed its determination on the Offers. Therefore, the Company decided, by resolution of the board of directors meeting held on August 3, 2020, to express support for the Offers, to recommend that the Company’s shareholders and holders of the ADSs tender their Common Shares and ADSs in the Offers, and to leave it to the discretion of each holder of the Share Options and the Convertible Bonds as to whether to tender their Share Options and the Convertible Bonds in the Offers. Note that, as of August 3, 2020, each country, including Japan, where the Company operates its businesses was affected by the spread of COVID-19, but the Company decided that it was not necessary to change the conclusion that the Delisting Procedures contribute to an increase in the corporate value of the Company and that the transaction terms of the Delisting Procedures including the Tender Offer Price are appropriate, even taking into account the impact of the worldwide spread of COVID-19. Moreover, although the Company’s share price exceeded the Tender Offer Price at certain times between the announcement of the Business Integration and August 3, 2020, given that there were neither material changes in the business conditions of the Company or the environment surrounding the Business Integration nor material circumstances that would require the Company to change its business plan based on which third-party valuation advisors evaluated the share value of the Company, and also in light of the content of the August 2020 Findings submitted by the Special Committee, the Company determined that there was no impact on the above conclusion.

For the details of the decision-making process of the board of directors, please see “⑦ Approval of all the directors of the Company without interests and the opinion of all the statutory auditors of the Company without interests that they have no objection” in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” in “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation” below.

The Offers were carried out in this way, but the Purchasers could not acquire all of the Company Target Securities (excluding the Company Target Securities owned by NAVER and the shares held in treasury by the Company) through the Offers, and SoftBank and the NAVER Parties requested that the Company hold the Extraordinary General Meeting, where the following proposals will be addressed: conducting a share consolidation of the Common Shares to make NAVER the only shareholder of the Company; partially amending the Company’s articles of incorporation such that provisions regarding share units are deleted, subject to such share consolidation taking effect. As such, the Company resolved at the Board Meeting to place on the agenda for the Extraordinary General Meeting a share consolidation where 29,165,333 Common Shares will be consolidated to one Common Share (the “Share Consolidation”) in order to make NAVER the only shareholder of the Company, subject to the approval of the Company shareholders. As it is possible that, at the time of the effectiveness of the Share Consolidation, shareholders other than NAVER own a number of Common Shares equal to or greater than those owned by the Purchasers, in order to prevent such shareholders from remaining as shareholders of the Company after the Share Consolidation, it has been decided that the ratio of consolidation should be such that the number of Common Shares owned by the Purchasers will also be a fraction less than one full share. It is therefore expected that the Share Consolidation will cause the number of Common Shares owned by the Company’s shareholders other than NAVER to be a fraction less than one full share.

2.	Summary of the Share Consolidation

(1)	Schedule for the Share Consolidation

①	Announcement of the record date for the Extraordinary General Meeting	Wednesday, September 30, 2020

②	Record date for the Extraordinary General Meeting	Thursday, October 15, 2020

③	Date of resolution by the board of directors	Monday, November 9, 2020

④	Date of the Extraordinary General Meeting	Tuesday, December 15, 2020 (scheduled)

⑤	Date of designation as stock to be delisted	Tuesday, December 15, 2020 (scheduled)

⑥	Last trading date for the Common Shares	Monday, December 28, 2020 (scheduled)

⑦	Delisting date of the Common Shares	Tuesday, December 29, 2020 (scheduled)

⑧	Effective Date of the Share Consolidation	Monday, January 4, 2021 (scheduled)

(2)	Details of share consolidation

①	Class of shares to be consolidated

Common stock

②	Ratio of consolidation

29,165,333 shares of the Common Shares will be consolidated into one share.

③	Total number of issued shares to be decreased

243,702,841 shares

④	Total number of issued shares before the Share Consolidation takes effect

243,702,849 shares

(Note) The Company resolved at the board of directors meeting held on November 9, 2020 that on December 30, 2020, 12,693 Common Shares held in treasury by the Company (which is equivalent to all of the shares held in treasury by the Company as of October 15, 2020) will be cancelled. “Total number of issued shares before the Share Consolidation takes effect” is the number of issued shares after such cancellation of Common Shares.

⑤	Total number of issued shares after the Share Consolidation takes effect

8 shares

⑥	Total number of authorized shares on the effective date

32 shares

⑦	Method of handling fractional shares less than one share, and the amount expected to be delivered to shareholders as a result thereof

As stated in “1. Purpose and Reasons for the Share Consolidation” above, the number of Common Shares to be owned by the shareholders of the Company other than NAVER as a result of the Share Consolidation is expected to become a fraction less than one full share. The number of shares equivalent to the total of the fractional shares less than one full share resulting from the Share Consolidation (pursuant to the provisions of Article 235, Paragraph 1 of the Companies Act (Law No. 86 of 2005, as amended; and the same applies hereinafter), if such total has any fractional shares less than one full share, such fraction shall be omitted) will be sold in accordance with Article 235 of the Companies Act and other relevant laws and regulations, and the proceeds obtained from such sale will be delivered to the shareholders according to the number of their fractional shares. With respect to such sale, the Company plans to sell to the Purchasers the Common Shares equivalent to the total number of such fractions after obtaining permission from a court in accordance with the provision of Article 234, Paragraph 2 of the Companies Act, applied mutatis mutandis in Article 235, Paragraph 2 of the same act. If the court permission mentioned above can be obtained as planned, the sales price will be set as a price such that each shareholder will receive the amount of money equivalent to the amount obtained by multiplying the number of the Common Shares owned by such shareholder by JPY 5,380, the Tender Offer Price.

In addition, the Common Shares subject to the Share Consolidation include the Common Shares owned by the Depositary Bank that are the underlying assets of the ADSs. Therefore, if the Share Consolidation is carried out, the number of the Common Shares to be owned by the Depositary Bank after the Share Consolidation will also become a fraction less than one full share. In this case, the holders of the ADSs will be entitled to receive through the Depositary Bank cash delivered to the Depositary Bank from the cash that is obtained by selling the Common Shares equivalent to the total of the fractional shares less than one full share resulting from the Share Consolidation pursuant to the above procedures. Specifically, the holders of the ADSs will receive through the Depositary Bank cash in the amount equal to the value obtained by multiplying (i) the value derived by converting the Tender Offer Price to U.S. dollars based on the U.S. dollar exchange rate against the Japanese yen determined at the time when the Depositary Bank delivers the cash to the holders of the ADSs (rounded off to the nearest whole number) less the amount of any applicable fees and expenses payable to the Depositary Bank, as well as any taxes or other costs by (ii) the number of the Common Shares represented by the ADSs owned by each holder of the ADSs.

3.	Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation

(1)	Grounds and reasons for the amount expected to be delivered to the shareholders as a result of the handling of fractional shares

①	Matters considered to ensure that interests of shareholders other than the parent company (if any) will not be undermined

Given that the Share Consolidation procedures will be carried out as the second step in the so-called two-step acquisition following the Offers, SoftBank, NAVER Parties and the Company have implemented the measures in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” below from the perspective of securing the fairness of the Delisting Procedures, including the Offers, taking into account the fact that the Company was a consolidated subsidiary of NAVER on August 3, 2020 and that structural conflicts of interest might have arisen during consideration of the Delisting Procedures of the Company.

②	Matters regarding the method of handling fractional shares less than one share, the amount expected to be delivered to shareholders as a result thereof and the reasonableness of such amount

In the Share Consolidation, as stated in “⑦ Method of handling fractional shares less than one share, and the amount expected to be delivered to shareholders as a result thereof,” in “(2) Details of share consolidation” in “2. Summary of the Share Consolidation” above, each shareholder will receive the amount of money equivalent to the amount obtained by multiplying the number of the Common Shares owned by such shareholder by JPY 5,380, the Tender Offer Price.

Furthermore, the Company determined from the points below that the Tender Offer Price of JPY 5,380 per share is an appropriate price that ensures the benefit that the Company’s general shareholders should receive, and that the Offers will provide the Company’s general shareholders with a reasonable opportunity to sell the Common Shares at a price with an appropriate premium.

(i)

The price was agreed upon as a result of thorough, repeated negotiations with SoftBank and NAVER with the substantial involvement of the Special Committee, subject to sufficient measures to secure the fairness of the transaction terms of the Delisting Procedures, including the Tender Offer Price, as described in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” below.

(ii)

The price is greater than the upper limit of the valuation range of the valuation results based on the market share price analysis and within the valuation range of the valuation results based on the DCF Method of J.P. Morgan’s valuation results for the Common Shares based on the JPM Valuation Report, as described in “② Acquisition of share valuation report and a fairness opinion from an independent third-party valuation advisor by the Company” in “(3) Measures to Secure the Fairness of the Delisting

Procedures and to Avoid Conflicts of Interest” below. In addition, a fairness opinion has been issued to the effect that the Tender Offer Price is fair to the Company’s common shareholders, other than SoftBank, NAVER and their related parties, from a financial perspective under certain conditions, as described in “② Acquisition of share valuation report and a fairness opinion from an independent third-party valuation advisor by the Company” in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” below.

(iii)

The price is greater than the upper limit of the valuation range based on the market share price analysis and within the valuation range based on the DCF Analysis of BofA’s valuation results for the Common Shares based on the BofA Securities Analyses, as described in “⑤ Obtaining independent financial analyses and an opinon from its own financial advisor” in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” below.

(iv)

The price includes a premium of 17.34% added to the closing price of JPY 4,585 of the Common Shares on the First Section of TSE on November 13, 2019, which is regarded as the price not influenced by speculative reports about the Business Integration by some of the media, considering the fact that such speculative reports were made on the night of November 13, 2019; a premium of 31.69% added to the simple average closing price of JPY 4,085 for one month prior to November 13, 2019; a premium of 36.75% added to the simple average closing price of JPY 3,934 for three months prior to the same day; and a premium of 50.68% added to the simple average closing price of JPY 3,570 for six months prior to the same day, all of which are regarded as reasonable premiums compared with the premium level in case studies of other tender offers for the purpose of delisting a subsidiary by a parent company.

(v)

The December 2019 Findings obtained from the Special Committee determined that the price is appropriate, as described in “④ Establishment of the Special Committee in the Company” in “(6) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” below.

Further, the Company confirmed that, after it expressed its opinion supporting the Offers, and to recommend that the Company’s shareholders and holders of the ADSs tender their Common Shares and ADSs in the Offers, and to leave it to the discretion of each of the Share Option Holders and the Convertible Bond Holders as to whether to tender their Share Options and Convertible Bonds in the Offers, no material change has occurred in the conditions that served as a basis for the calculation of that price before the Board Meeting was held.

Based on the above, the Company has determined that the amount expected to be delivered to the shareholders as a result of the handling of fractional shares is appropriate.

③

Disposition of important assets, assumption of material debts, and other events that materially affect the financial condition of the Company that occurred after the last day of the last fiscal year of the Company

As stated in “1. Purpose and Reasons for the Share Consolidation,” the Purchasers carried out the Offers from August 4, 2020 until September 15, 2020. As a result of the Offers, as of September 24, 2020, the commencement date of settlement, SoftBank and NAVER J. Hub came to own a total of 15,617,335 shares of the Common Shares (including Common Shares represented by ADSs) (ownership ratio of voting rights: 6.41%) and 15,617,335 shares of the Common Shares and the ADSs (ownership ratio of voting rights: 6.41%), respectively, and together with a total of 174,992,000 shares of the Common Shares owned by NAVER (ownership ratio of voting rights: 71.81%), SoftBank and the NAVER Parties came to own a total of 206,226,670 shares of the Common Shares (including Common Shares represented by ADSs) (ownership ratio of voting rights: 84.62%).

Moreover, the Company resolved at the Board Meeting that on December 30, 2020, 12,693 Common Shares held in treasury by the Company (which is equivalent to all of the shares held in treasury by the Company as of October 15, 2020) will be cancelled. Note that such cancellation of Common Shares is conditioned on the approval of the proposal regarding the Share Consolidation at the Extraordinary General Meeting as originally proposed, and the total number of issued shares after such cancellation of Common Shares will be 243,702,849.

(2)	Expected Delisting

①	Delisting

As stated in “1. Purpose and Reasons for the Share Consolidation,” the Company will carry out the Share Consolidation to make NAVER the sole shareholder of the Company subject to the approval of the shareholders at the Extraordinary General Meeting. As a result, the Common Shares will be delisted on December 29, 2020 following prescribed procedures in accordance with the delisting standards established by the Tokyo Stock Exchange after being designated as delisted stock from December 15, 2020 through December 28, 2020. Note that, once delisted, the Common Shares cannot be traded on the First Section of the TSE.

②	Purpose and Reasons for delisting

As stated in “1. Purpose and Reasons for the Share Consolidation,” the Common Shares will be delisted because the Company concluded that the Business Integration, including the Offers, in which the ZHD Group and the Company Group will consolidate their management resources, strengthen their respective business areas and invest in new business areas for growth, will enable further enhancement of the Company’s corporate value. For the details, please also see “1. Purpose and Reasons for the Share Consolidation” above.

③	Impact on minority shareholders and views thereon

As stated in “④ Establishment of the Special Committee in the Company” in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” below, the Company obtained the December 2019 Findings from the Special Committee on December 23, 2019 stating that the Company’s expressing support for the Offers and a resolution by the Company’s board of directors regarding the Delisting Procedures, using a share consolidation or other methods after the Offers, can be considered not adverse to the interests of the minority shareholders of the Company. The Company obtained the August 2020 Findings on August 3, 2020 from the Special Committee stating that there are no changes to the Special Committee’s views stated in the December 2019 Findings.

(3)	Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest

While the Share Consolidation will be carried out as the second step of the so-called two-step acquisition following the Offers, as described in in “(6) Measures to Secure the Fairness of the Offers, such as Measures to Secure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” in “3. Details, Grounds, and Reasons for the Opinion Regarding the Offers” in the August 3, 2020 Opinion Announcement Press Release, taking into account that the Company is the consolidated subsidiary of NAVER as of August 3, 2020, and the possibility of structural conflicts of interest may arise in considering the Delisting Procedures of the Company, SoftBank, the NAVER Parties and the Company have respectively implemented the measures below from the perspective of ensuring the fairness of the Offers.

The following descriptions that relate to the measures taken by SoftBank and the NAVER Parties are based on the explanations the Company received from SoftBank and the NAVER Parties.

①	Acquisition of a share valuation report from an independent third-party valuation advisor by SoftBank and NAVER

(i)	Common share

(Acquisition of a share valuation report from an independent third-party valuation advisor by NAVER)

In determining the Tender Offer Price, in order to ensure the fairness of the Tender Offer Price, NAVER requested Deutsche Securities Korea Co. (“Deutsche Bank”), its financial advisor, as a third-party valuation advisor independent from SoftBank, NAVER, ZHD and the Company, to evaluate the share value of the Common Shares. Deutsche Bank is not a related party to SoftBank, NAVER, ZHD or the Company, nor does it have any material interests in relation to the Offers (except for the receipt of fees in connection with its engagement in a series of transactions relating to the Business Integration).

Deutsche Bank has evaluated the value of the Common Shares by using the Average Market Price Method since the Common Shares are listed on the TSE as well as the DCF Method in order to reflect financial forecasts and other information related to the Company provided by the management of NAVER in the evaluation. NAVER received a report on the valuation of the Common Shares from Deutsche Bank (the “DB Valuation Report”) on December 22, 2019.

NAVER has not requested or received any opinion concerning the fairness of the Tender Offer Price (a fairness opinion) from Deutsche Bank. The analyses prepared by Deutsche Bank and furnished to NAVER are not an opinion to NAVER or holders of the Common Shares with respect to the fairness of the Business Integration or the Tender Offer Price, do not constitute a recommendation to SoftBank, NAVER, ZHD, the Company, or shareholders of the Company with respect to the Business Integration or a recommendation to shareholders of the Company as to whether they should tender the Common Shares in the Offers or as to how they should vote with respect to any other matter, and should not be relied on as the basis for any investment decision.

The results of the valuation made by Deutsche Bank with respect to the value of each Common Share are as follows:

Average Market Price Method	JPY 3,570 to JPY 4,585
DCF Method	JPY 3,819 to JPY 5,497

Under the Average Market Price Method, Deutsche Bank reviewed the historical trading prices of the Common Shares on the TSE and chose November 13, 2019 as the valuation reference date (in “I. Share Consolidation,” the “Reference Date”) in order to avoid any impact on the share value due to speculative press reports regarding the Business Integration that was reported after such date. Based on the closing price of the Common Shares of JPY 4,585 on the TSE as of the reference date as well as the simple average closing price over the month-long period ending on November 13, 2019 of JPY 4,085 (rounded to the nearest JPY 1; hereinafter the same applies to calculations of the simple average closing price in this section), the simple average closing price over the 3-month-long period ending on November 13, 2019 of JPY 3,934, and the simple average closing price over the 6-month-long period ending on November 13, 2019 of JPY 3,570, Deutsche Bank derived a range of implied value per Common Share of JPY 3,570 to JPY 4,585.

Under the DCF Method, Deutsche Bank performed a DCF Analysis of the Company using various factors including the Company’s business plans and financial forecasts for the fiscal year ending on December 31, 2019 through the fiscal year ending on December 31, 2024 approved for Deutsche Bank’s use by the management of NAVER, earnings projections and investment plans as prescribed in the Company’s business plans, and other publicly available information. Deutsche Bank evaluated the corporate value and share value of the Company by discounting the Company’s projected free cash flow for the period in and after the fourth quarter of the fiscal year ending on December 31, 2019 to present value using a specific discount rate, and based on such calculations, derived a range of implied value per Common Share of JPY 3,819 to JPY 5,497. The business plans and financial forecasts of the Company that were provided to Deutsche Bank by NAVER for purposes of the DCF Analysis assumed that operating losses will be recorded during the fiscal years ending on December 31, 2019 and December 31, 2020 due to the investments and high marketing costs associated with the strategic businesses, and that a significant increase in profits will be recorded for the period in and after the fiscal year ending on December 31, 2021 due to the decrease in marketing costs and positive impacts of the business investments. Deutsche Bank did not take into account the synergies or tax impacts anticipated by the management of NAVER to result through the series of transactions relating to the Business Integration and assumed that there are no off-balance sheet liabilities.

NAVER resolved at the meeting of its board of directors held on December 23, 2019 that the Tender Offer Price will be JPY 5,380 per share, based on a comprehensive review of various factors, including the results of due diligence of the Company that took place from early October 2019 to early November 2019, examples of premiums granted upon pricing in tender offers where a parent company aimed to make its listed subsidiary into its wholly-owned subsidiary among past cases of tender offers for shares, etc., by parties other than issuers, the likelihood of approval of the Offers by the Company’s board of directors, the market trends of the price of the Common Shares and the prospects of tendering in the Offers, in addition to the valuation analysis contained in the DB Valuation Report received from Deutsche Bank, as well as taking into account results of the discussions and negotiations with the Company.

(Note)

The following is a supplemental explanation of the assumptions made, matters considered and limitations during such considerations in connection with Deutsche Bank’s financial analyses of share value of the Company, based on the information that Deutsche Bank received by December 22, 2019 and various conditions in effect as of the same date.

In preparing the DB Valuation Report, Deutsche Bank reviewed certain publicly available financial and other information concerning the Company, certain internal analyses, financial forecasts and other information relating to the Company prepared by the management of the Company, and certain internal analyses, financial forecasts and other information relating to the Company prepared by the management of NAVER. Deutsche Bank did not assume any responsibility for independently verifying, nor did it independently verify, any of the information of the Company, including any financial information or financial forecasts that were analyzed (regardless of whether such information was publicly available, or provided by NAVER or the Company). Accordingly, in preparing the DB Valuation Report, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank has not independently verified any assets or liabilities of SoftBank, NAVER, ZHD or the Company, nor has it appraised or valued any assets or liabilities of SoftBank, NAVER, ZHD or the Company. In relying on the financial forecasts that were provided by NAVER or the Company to Deutsche Bank and used by Deutsche Bank for its analyses, including analyses and forecasts concerning the financial impacts that the Offers may have on the Company, Deutsche Bank assumed that such information was reasonably prepared and reflected the best currently available estimates and judgment of NAVER or the Company, as applicable. In preparing the DB Valuation Report, Deutsche Bank did not express any view as to the reasonableness of such analyses or forecasts or the assumptions on which they were based. The DB Valuation Report is based on financial, market and other conditions in effect as of December 22, 2019, as well as information that Deutsche Bank received by such date. Events that occur after the date of the DB Valuation Report may affect the valuation results contained in the DB Valuation Report, although Deutsche Bank does not have any obligation to revise, modify or reaffirm the contents of the DB Valuation Report.

With respect to the DB Valuation Report, Deutsche Bank has assumed that the Purchasers and the Company will each take appropriate actions to comply with the restrictions and agreed terms necessary for the consummation of the Offers, and that all conditions and obligations of the Purchasers and the Company with respect to the Offers will be completed or satisfied without being waived. Deutsche Bank has further assumed that all material consents and approvals by government, regulatory authority or other parties (the “Authorities”) necessary to consummate the Offers will be obtained, and that the fact that such necessary consents, approvals, orders or measures by the Authorities have been obtained, any revisions, modifications or waiver of such necessary consents, approvals, orders or measures by the Authorities, or any contracts to which SoftBank, NAVER or the Company is a party will not have any adverse effect on SoftBank, NAVER or the Company, will not impose any restrictions, regulations or conditions that may reduce the profits resulting from the Offers for SoftBank, NAVER or the Company, and will not revise, modify or relinquish the profits expected to be earned from the Offers.

Deutsche Bank is not an expert on legal affairs, tax affairs or regulations by the Authorities. With respect to such matters, NAVER relies on the advice of specialists who are experts in such fields.

The DB Valuation Report was provided solely for the information of the board of directors of NAVER and to assist the board of directors of NAVER in connection with its consideration of the Tender Offer Price. Deutsche Bank has not recommended any specific purchase price to NAVER or its board of directors, shareholders, creditors or other relevant parties, and does not recommend or guarantee that any specific purchase price is the only appropriate purchase price. The DB Valuation Report does not constitute a recommendation as to whether or not NAVER should commence the Offers, or a recommendation as to whether any owner of the Common Shares should tender into the Offers or as to how any owner of the Common Shares should vote with respect to any other matter.

By submitting the DB Valuation Report to the board of directors of NAVER, Deutsche Bank did not guarantee the business plans or financial forecasts as provided by NAVER or the Company, nor did it guarantee that the earnings projections and investment plans as contained in the Company’s business plans or financial forecasts will be realized or implemented.

Deutsche Bank did not have the authority to solicit, and did not solicit, investments in securities or other financial products issued by the Company. Deutsche Bank will not provide any opinion in respect of the values of the Company’s shares after the announcement or consummation of the Offers.

Deutsche Bank has acted as NAVER’s financial advisor in connection with the Offers and will be paid a fee for its services as the financial adviser. NAVER has agreed to reimburse Deutsche Bank for its expenses related to such services, and to indemnify Deutsche Bank against certain liabilities that may arise in connection with such services. Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the “Deutsche Bank Group”). One or more of the members of the Deutsche Bank Group may provide, or may be providing, investment banking, commercial banking (including credit financing) or other financial services to SoftBank, NAVER, ZHD, the Company or their affiliates, and may receive, or may be receiving, fees with respect to such services. In the ordinary course of its business, a member of the Deutsche Bank Group may exercise its voting rights in respect of the Company’s shares, or actively trade the Company’s shares, bonds or other marketable securities (or related transactions) for Deutsche Bank’s own account or for the accounts of its customers. Accordingly, the Deutsche Bank Group may at any time hold a long or short position or other trading position in such securities, financial instruments or debts.

Subject to its internal rules and procedures, such as policies concerning conflicts of interest, the Deutsche Bank Group may provide investment banking, commercial banking or financial advisory services to clients that may have, currently or in the future, a conflict of interest with NAVER or the Company, and may receive fees for such services. In such case, the Deutsche Bank Group will not owe any duty to disclose any confidential information to NAVER, the Company or their affiliates.

(Acquisition of a share valuation report from an independent third-party valuation advisor by SoftBank)

In determining the Tender Offer Price, in order to ensure the fairness of the Tender Offer Price, SoftBank requested Nomura Securities Co., Ltd. (“Nomura Securities”), its financial advisor, as a third-party valuation advisor independent from SoftBank, NAVER, ZHD, and the Company, to evaluate the share value of the Company. Nomura Securities is not a related party to SoftBank, NAVER, ZHD, or the Company, nor does it have any material interests in relation to the Business Integration including the Offers.

Nomura Securities considered which methods should be used, from among several share price valuation methods, to conduct a valuation of the Common Shares and concluded that it was appropriate to evaluate the Common Shares from multiple angles. Therefore, Nomura Securities has evaluated the value of the Common Shares on the assumption that the Company is a going concern by using the Average Market Price Method due to the fact that the Common Shares are listed on the First Section of the TSE and the DCF Method in order to reflect future business activities in the valuation. SoftBank received a report on the valuation of the Common Shares (the “Nomura Valuation Report”) from Nomura Securities dated December 23, 2019. Note that SoftBank has not received any opinion regarding the fairness of the Tender Offer Price (a fairness opinion).

The results of valuation made by Nomura Securities with respect to the value of each Common Share are as follows.

Average Market Price Method	JPY 3,570 to JPY 4,585
DCF Method	JPY 3,412 to JPY 5,142

For the Average Market Price Method, Nomura Securities set a reference date of November 13, 2019, which was before speculative press reports regarding the Business Integration were released (after the close of regular trading hours on November 13, 2019), in order to exclude the effect of the speculative press reports on the share price. Based on the closing price of the Common Shares of JPY 4,585 on the First Section of the TSE as of the reference date as well as the simple average closing price over the 5-Business-Day period ending on November 13, 2019 of JPY 4,427 (rounded to the nearest JPY 1; hereinafter the same applies to calculations of the simple average closing price in this section), the simple average closing price over the month-long period ending on November 13, 2019 of JPY 4,085, the simple average closing price over the 3-month-long period ending on November 13, 2019 of JPY 3,934, and the simple average closing price over the 6-month-long period ending on November 13, 2019 of JPY 3,570, Nomura Securities evaluated the range of the share value per Common Share as being between JPY 3,570 and JPY 4,585.

For the DCF Method, calculations were based on the revenues and investment plans described in business plans over 6 fiscal years from the fiscal year ending on December 31, 2019 to the fiscal year ending on December 31, 2024, and publicly available information, from which the Company’s corporate value and share value were derived by discounting the free cash flow expected to be generated by the Company in the future from the third quarter of the fiscal year ending on December 31, 2019 to the present value by a certain discount rate in order to determine the present value, which resulted in a range of value per Common Share of JPY 3,412 to JPY 5,142. The business plans based on which the DCF Method was conducted contemplate a significant fluctuation in profit and loss. Specifically, those business plans anticipate an operating loss due to expected recording of investments in strategic businesses and large marketing expenses in the fiscal year ended on December 31, 2019 and the fiscal year ending December 31, 2020 and a significant increase in revenue due to the reduction of marketing expenses and the improvement of profit and loss associated with the emergence of the effect through business investments after the fiscal year ending on December 31, 2021. The synergies expected to be realized through the implementation of the Business Integration including the Offers are not taken into account because it is difficult to specifically estimate their impact on revenues at the current point.

(Note)

In evaluating the share value of the Company, Nomura Securities assumed that publicly available information and all information provided to Nomura Securities was correct and complete, and Nomura Securities has not independently investigated the correctness and completeness of such information. Nomura Securities has not conducted an independent evaluation, appraisal, or assessment of any assets or liabilities held by the Company or any of its affiliated companies (including derivative financial instruments, un-booked assets and liabilities, and other contingent liabilities), including individualized analyses and evaluations of each asset and liability, nor has it requested a third-party organization to conduct any such appraisal or assessment.

With respect to the financial projections made by the Company (including profit plans and other information), Nomura Securities has assumed that such projections were reasonably considered or developed by the management of the Company based on the best and most good faith projections and judgements available at the present time. The valuation made by Nomura Securities reflects the information and financial conditions obtained by Nomura Securities up to December 20, 2019. Note that the valuation made by Nomura Securities was for the sole purpose of being referenced by SoftBank’s board of directors when considering the share value of the Company.

In addition to the valuation result of the Nomura Valuation Report obtained from Nomura Securities on December 23, 2019, comprehensively taking into account the result of initial due diligence conducted during the period from late September to early November, 2019, the actual examples of premiums granted upon determining the purchase price in the past tender offers for the share certificates by persons other than issuers which are similar to the Japan Offer, market share price trends of the Common Shares, whether the board of directors of the Company expresses support for the Offers, and the forecast of the tendering in the Offers, and based on the result of the discussions and negotiations with NAVER and the Company, SoftBank decided to set the Tender Offer Price at JPY 5,380 per share on December 23, 2019.

(Premium of the Tender Offer Price against the Market Price)

The Tender Offer Price, JPY 5,380 per share, is the price including a premium of 17.34% added to the closing price of the Common Shares of JPY 4,585 on the First Section of the TSE on November 13, 2019, which is regarded as the price not influenced by speculative reports about the Business Integration by some of the media on the night of November 13, 2019; a premium of 31.69% to the simple average closing price of JPY 4,085 for one month prior to November 13, 2019; a premium of 36.75% to the simple average closing price of JPY 3,934 for three months prior to the same day; and a premium of 50.68% to the simple average closing price of JPY 3,570 for six months prior to the same day.

Moreover, the Company was told that the Tender Offer Price of JPY 5,380 per share represents a discount of 3.76% to the closing price on the First Section of the TSE as of July 31, 2020, the last business day preceding August 3, 2020, which was JPY 5,590.

Note that although the market price, with respect to recent closing prices as of and from June 24, 2020, of the Common Shares has been trending above the Tender Offer Price, the Company was informed by the Purchasers that it can be considered that that was attributed to multiple factors such as the influence of various announcements regarding the Business Integration that were issued by SoftBank, NAVER, ZHD and the Company on or after December 23, 2019 and media reports related to such announcements, the volume of trading and price movements in the stock market as a whole. Meanwhile, the Purchasers consider that, despite those recent share price movements, there are no circumstances that would affect the basis of the review of the Tender Offer Price, and that the Tender Offer Price is still an appropriate price.

(ii)	Share Options

In light of the fact that the Share Options were issued as incentive plans for directors and employees of the Company and the fact that the Purchasers would be unable to exercise such Share Options even after the Purchasers acquired such Share Options, the Purchasers have set the price of purchase of the Share Options at JPY 1 per unit of share options. In determining the purchase price for the Share Options, SoftBank and the NAVER Parties have not obtained a valuation report or a fairness opinion from a third-party valuation advisor.

(iii)	Convertible Bonds

For the Convertible Bonds due 2023, the Purchasers have decided to set the purchase price per face value of JPY 10,000,000 at JPY 7,203,820, which is calculated by multiplying 1,339 common shares (the quotient of the face value of JPY 10,000,000 divided by the conversion price of JPY 7,467 effective as of August 3, 2020 (a fractional share shall be omitted)) by the Tender Offer Price of JPY 5,380. This price of JPY 7,203,820 represents a discount of 27.96% on the face value of such Convertible Bonds.

For the Convertible Bonds due 2025, the Purchasers have decided to set the purchase price per face value of JPY 10,000,000 at JPY 7,155,400, which is calculated by multiplying 1,330 common shares (the quotient of the face value of JPY 10,000,000 divided by the conversion price of JPY 7,518 effective as of August 3, 2020 (a fractional share shall be omitted)) by the Tender Offer Price of JPY 5,380. This price of JPY 7,155,400 represents a discount of 28.45% on the face value of such Convertible Bonds.

As stated in “(5) Policies on Post-Tender Offer Reorganizations (Matters Regarding the So-Called Two-Step Acquisition)” in “3. Details, Grounds, and Reasons for the Opinion Regarding the Offers” in the August 3, 2020 Opinion Announcement Press Release, with respect to the Convertible Bonds it is stipulated to the effect that, in the event that a tender offer is made to the Common Shares with the aim of delisting, the conversion price will be adjusted due to the settlement of the tender offer. In addition, the Convertible Bonds have Early Redemption Provisions (as set forth in “(iii) Convertible Bonds” in “(5) Policies on Post-Tender Offer Reorganizations (Matters Regarding the So-Called Two-Step Acquisition)” in “3. Details, Grounds, and Reasons for the Opinion Regarding the Offers” in the August 3, 2020 Opinion Announcement Press Release; the same applies hereinafter), and the Convertible Bonds that are not acquired by the Offers and are not converted into the Common Shares are scheduled to be redeemed after the Offers at a par value or more in accordance with the Early Redemption Provisions.

(iv)	ADSs

According to the Purchasers, in light of the fact that one ADS represents the title to one Common Share, the purchase price for each ADS is set at JPY 5,380, the same amount as the Tender Offer Price per Common Share.

②	Acquisition of share valuation report and a fairness opinion from an independent third-party valuation advisor by the Company

In examining the Tender Offer Price presented by SoftBank and NAVER and forming the opinion with respect to the Offers, in order to ensure the fairness of the opinion, in July 2019, the Company appointed J.P. Morgan, a third-party valuation advisor independent from SoftBank, NAVER, ZHD and the Company, as its financial advisor and requested that J.P. Morgan evaluate the share value of the Common Shares and also provide a fairness opinion to the effect that the purchase price for the Common Shares in the Offers (i.e., JPY 5,380 per Common Share, the same applies to “② Acquisition of share valuation report and a fairness opinion from an independent third-party valuation advisor by the Company”) is fair for the common shareholders of the Company (except for SoftBank and NAVER, and their affiliates) from a financial perspective.

J.P. Morgan evaluated the value of the Common Shares by using the market share price analysis due to the fact that the Common Shares are listed on the First Section of the TSE, and a DCF Method based on the stand-alone business plan and financial projections (not including the impact of the Business Integration) prepared by the management of the Company and furnished to J.P. Morgan by the Company in order to reflect the situation of the future business of the Company in the valuation and submitted to the Company the JPM Valuation Report concerning the share value of the Common Shares dated December 23, 2019. Furthermore, J.P. Morgan submitted the JPM Fairness Opinion dated December 23, 2019 to the board of directors of the Company, to the effect that the purchase price for the Common Shares in the Offers is fair for the common shareholders of the Company (except for SoftBank and NAVER, and their affiliates) under certain conditions precedent from a financial perspective. The JPM Valuation Report and JPM Fairness Opinion were prepared solely for the purpose of providing information and supporting the board of directors of the Company in connection with the evaluation of the Offers. In addition, J.P. Morgan is not a related party of SoftBank, NAVER, ZHD or the Company and has no material interest in the Business Integration including the Delisting Procedure.

According to the JPM Valuation Report, the calculated ranges of the Share value per Common Share based on each method adopted are as indicated in the table below.

In light of speculative press reports about the Business Integration having been published after TSE market hours on November 13, 2019, in performing the market share price analysis, November 13, 2019 was set as the Reference Date, and the closing price of ordinary transactions of common shares of the Company at TSE on the Reference Date and the each simple average of the closing prices for the one month, three months and six months up to and including the Reference Date are used as the basis for the calculations.

The DCF Method was based on factors such as the business plan and financial projections of the Company for the fiscal year ended December 2019 through the fiscal year ending December 2029, earnings projections and investment plans as set forth in the business plans of the Company, the results of interviews with and due diligence on the Company, and other publicly available information, which the Company approved J.P. Morgan to use. In calculating the Share value, a range of discount rates of either 6.0%~7.0% or 10.5%~12.5% depending on the business segment of the Company is applied to the free cash flows projected to be produced by each business segment of the Company for the periods in and after fiscal year ending December 2021, while a range of perpetual growth rates of 1.0%~2.0% is used to calculate the perpetual growth value. The business plan of the Company, which was used by J.P. Morgan for the purposes of using the DCF Method with the approval of the Company, expects an operating deficit for the fiscal year ended December 2019 and the fiscal year ending December 2020, due to the investments and high marketing costs associated with the strategic businesses, and expects a substantial increase in its profits in and after the fiscal year ending December 2021 as a result of the improvement of the profitability due to the decrease in marketing costs and positive impact from business investments. As the Common Shares are listed on the NYSE in addition to TSE, after carefully considering the risk under the United States securities regulations, it is decided that the business plan of the Company, which the DCF Method by J.P. Morgan is based upon, would not be disclosed in this press release.

Valuation method	Calculated Range of the Share value per Common Share
Market share price analysis	JPY 3,570 to JPY 4,585
DCF Method	JPY 4,371 to JPY 6,414

(Note)	In preparing the opinions contained in the JPM Fairness Opinion and in calculating the share value of the Common Shares on which such opinions were based (including the JPM Valuation Report; the same applies hereinafter), J.P. Morgan has relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished by or discussed with the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan has not independently verified (nor has it assumed responsibility or liability for independently verifying) the accuracy or completeness of such information. J.P. Morgan has not conducted or been provided with any valuation or appraisal of any assets or liabilities of the Company, nor has it evaluated the creditworthiness of the Company under any laws or regulations relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and projections provided by the Company or derived therefrom, J.P. Morgan has assumed that they have been reasonably prepared based on the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses and projections relate. Further, J.P. Morgan expresses no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan has also assumed that the Offers and any other transactions stipulated by the business integration agreement that is the definitive agreement regarding the Business Integration (the “Definitive Business Integration Agreement”) (collectively referred to as “TOB-related Transactions”) will be consummated as described in the Definitive Business Integration Agreement, that the Japan and U.S. Offers shall be implemented on substantively the same terms and conditions in all material aspects and that the final execution version of the Definitive Business Integration Agreement will not differ in any material respect from the draft thereof furnished to J.P. Morgan. J.P. Morgan is not a legal, regulatory, tax or accounting expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the implementation of the TOB-related Transactions would be obtained without any adverse effect on the Company or on the contemplated benefits of the TOB-related Transactions.

The JPM Fairness Opinion and the valuation results of the share value of the Common Shares on which the JPM Fairness Opinion was based was necessarily based on the information made available to J.P. Morgan as of the date of the JPM Valuation Report, and economic, market and other conditions as of the same date. It should be understood that subsequent developments may affect the JPM Fairness Opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such valuation results or opinion.

The JPM Fairness Opinion was limited to expressing the opinion to the effect that the purchase price for the Common Shares in the Offers is fair to the holders of the Common Shares (except for SoftBank and NAVER and their affiliates) under certain conditions precedent from a financial perspective, and J.P. Morgan expressed no opinion as to the fairness of the Tender Offer Price in the Offers to the holders of any class of securities, creditors or other constituencies of the Company, or as to the appropriateness of the decision by the Company to engage in the TOB-related Transactions. Furthermore, neither the JPM Fairness Opinion nor the valuation results of the share value of the Common Shares on which the JPM Fairness Opinion was based are intended to recommend a certain purchase price to the Company, its board of directors, SoftBank or NAVER, or the board of directors of SoftBank or NAVER, nor are they intended to recommend that a certain purchase price is the only appropriate purchase price. J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees, or related parties in any position, of any party to the TOB-related Transactions or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Common Shares may trade at any future time. The JPM Fairness Opinion was limited to the amount payable in Japanese yen and was not made to the U.S. dollar amount to be paid to the holders of the Common Shares by applying the applicable exchange rate.

The business plans and financial projections of the Company furnished to J.P. Morgan by the Company (the “Projections”) were prepared by the management of the Company. The Company has not publicly disclosed the Projections provided to J.P. Morgan in connection with J.P. Morgan’s preparation of JPM Fairness Opinion and calculation of the share value of the Common Shares on which the JPM Fairness Opinion was based, and the Projections were not prepared with a view toward public disclosure. The Projections are inherently uncertain and relied on numerous variables and conditions precedent that may be beyond the control of management of the Company (including, but not limited to, factors related to general economic and competitive conditions and prevailing interest rates). Accordingly, actual results could vary significantly from the Projections.

The foregoing summary of the opinion stated in the JPM Fairness Opinion and the results and methods of calculation of the share value of the Common Shares on which the JPM Fairness Opinion was based does not include a complete description of data obtained or referenced by J.P. Morgan. The JPM Fairness Opinion and JPM Valuation Report was prepared through a complex process and a part or summary of the analysis results does not necessarily accurately present all aspects of the analysis. The analysis results by J.P. Morgan must be considered as a whole and reference to a part or summary of such analyses, without considering all of such analyses as a whole, could create an incomplete view of J.P. Morgan’s analyses and the processes underlying such analyses. In expressing its opinion, J.P. Morgan considered each analysis and factor in a comprehensive and holistic manner, did not attribute any particular weight to any analyses or factors considered by it, and did not form a view as to whether or how any individual analysis or factor, considered in isolation, supported the valuation results by J.P. Morgan. None of the selected companies reviewed in the above analysis as a comparable company is identical to any business units or subsidiaries of the Company. However, the companies selected were chosen because they are publicly traded companies with businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company, as the case may be. The analyses made by J.P. Morgan necessarily involve complex considerations and judgments concerning differences in financial and business characteristics of the companies reviewed for comparison with the Company and other factors that could affect these companies.

J.P. Morgan has acted as financial advisor and third-party valuation advisor to the Company with respect to the Business Integration including the Delisting Procedure and will receive compensation from the Company for its services as financial advisor and third-party valuation advisor, a substantial portion of which will become payable only if the Business Integration including the Delisting Procedure is consummated. In addition, the Company has agreed to indemnify J.P. Morgan against certain liabilities arising out of its engagement. During the two years up to the date of the JPM Fairness Opinion, J.P. Morgan and its affiliates have conducted commercial or investment banking businesses for the Company and SoftBank, for which J.P. Morgan and its affiliates have received customary compensation. During such period, J.P. Morgan or its affiliates have acted as a joint active bookrunner for the Company’s issuance of the Euroyen convertible bonds in September 2018, as a lead arranger and lender for SoftBank’s loan agreement in August 2018, and as a joint global coordinator for SoftBank’s global initial public offering in December 2018. In addition, J.P. Morgan and its affiliates own less than 1% of the outstanding common shares of the Company, ZHD, SoftBank and NAVER, respectively in its own accounts. In the ordinary course of businesses, J.P. Morgan and its affiliates may trade the bonds and shares issued by the Company, ZHD, NAVER or SoftBank for their own account or for the accounts of customers, and accordingly, J.P. Morgan and its affiliates may at any time own long or short positions in such securities.

③	Acquisition of advice from independent law firms by the Company

Prior to the proposal of the Offers by SoftBank and NAVER, the Company selected Anderson Mori & Tomotsune in July 2019, and Sherman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho) in August 2019 as legal advisors, which were independent from SoftBank, NAVER, ZHD and the Company. The Company has received legal advice from those firms with respect to the procedures of the Business Integration and the Company’s decision-making methods and process.

Given that the Company received the proposal of the Offers from SoftBank and NAVER, in order to ensure the fairness of the Offers, the Company has received legal advice from Anderson Mori & Tomotsune, and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho) with respect to the procedures of the Offers, including the Delisting Procedures, and the Company’s decision-making methods and process.

Anderson Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho) are not related parties to SoftBank, NAVER, ZHD and the Company, nor do they have any material interests to be described in respect of the Delisting Procedures, including the Offers.

④	Establishment of the Special Committee in the Company

A.	Background of establishment

In order to secure the appropriateness of the transaction terms and the fairness of procedures from the standpoint of increasing the corporate value of the Company and the benefit of its general shareholders in the Business Integration, the Company established the Special Committee on October 15, 2019. In considering the Business Integration, the Company consulted with the Special Committee regarding (i) whether the Business Integration contributes to an increase of corporate value and its purpose is reasonable, (ii) whether the fairness of procedures for the Business Integration is secured, (iii) whether the appropriateness of the terms and conditions of the Business Integration is secured, and (iv) whether it is considered based on (i) to (iii) above that the Business Integration is not adverse to the interests of the minority shareholders of the Company.

After receiving the proposal of the Offers from SoftBank and NAVER, given that if the Delisting Procedures including the Offers are implemented, the Delisting Procedures will fall within transactions between the Company and its controlling shareholder as set forth in the Securities Listing Regulations of the TSE in the future, the Company continued to consult with the Special Committee and resolved at its board of directors meeting held on November 18, 2019, to change the Terms of Reference for the Special Committee to: (i) whether the Business Integration, including the Offers, could be seen as contributing to an increase in corporate value and for a reasonable purpose, (ii) whether the fairness of procedures for the Business Integration, including the Offers, has been secured, (iii) whether the appropriateness of the terms and conditions of the Delisting Procedures and the Offers (including the Tender Offer Price of the Offers) has been secured, (iv) whether, taking the above (i) to (iii) collectively, the Business Integration could be deemed adverse to the interests of the minority shareholders of the Company, and (v) whether it is considered to be reasonable that the Company’s board of directors will express support for the Offers and recommend the Company’s shareholders to tender their shares in the Offers. The Company also resolved to make decisions on the Business Integration including the Offers, by accurately understanding and comprehending, and fully respecting, the findings of the Special Committee, and not to agree to the Business Integration including the Offers if the Special Committee determines that the terms and conditions of the Offers and the Delisting Procedures are not appropriate.

In addition, fixed compensation will be paid to each member of the Special Committee in consideration for their service, regardless of the content of its report.

B.	Process of Review

The Special Committee held 18 meetings (28 hours in total) between October 15, 2019 and December 23, 2019. Between these meetings, the Special Committee shared reports/information, deliberated and made decisions, via email, and thereby carefully discussed and considered the Terms of Reference.

Specifically, the Special Committee first appointed Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo) as the legal advisors to the Special Committee, after confirming their independence and wealth of experience based on the information provided by those advisors. After interviewing multiple candidates and confirming submitted disclosure letters describing the fact that they are providing services to other parties involved in the Business Integration in transactions other than the Business Integration, the Special Committee compared each candidate. Consequently, taking into account the nature of the services to be provided by BofA Securities to other parties involved in the Business Integration in transactions other than the Business Integration reported by BofA Securities, and BofA Securities’ wealth of experience and reputation, the Special Committee determined that the fact that BofA Securities are providing those services to other parties will not prevent BofA Securities from giving their independent advice regarding the Business Integration to the Special Committee, and appointed BofA Securities as the financial advisor and third-party valuation advisor exclusively for the Special Committee.

Furthermore, the Special Committee confirmed the independence and wealth of experience of Anderson Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-

Bengoshi-Jimusho), the legal advisors to the Company, based on what was reported by such advisors. The Special Committee also confirmed the independence and wealth of experience of J.P. Morgan, the financial advisor and third-party valuation advisor to the Company, based on what was reported by such advisor.

In addition, regarding the Company’s internal review structure on the Delisting Procedures, the Special Committee requested explanations from the Company’s management and Anderson Mori & Tomotsune, the legal advisor to the Company, with respect to the number of directors that have conflicts of interest. The Special Committee reviewed Anderson Mori & Tomotsune’s response based on the advice from Nakamura, Tsunoda & Matsumoto, the legal advisor to the Company, and considered carefully whether the Company’s internal review structure has any problems from a fairness point of view.

Thereafter, the Special Committee received explanations from the Company’s management on the preparation process/objectives, contents and important conditions precedent of the Company’s stand-alone business plan (excluding the effects of the Business Integration) (the “Business Plan”), as well as on the integration benefits of the Business Integration, and had a question and answer session.

The Special Committee received advice from BofA Securities, Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo), as well as explanations with respect to the Business Integration from SoftBank and NAVER. In response, the members of the Special Committee asked various questions on the operation/governance policy of the Company and the Integrated Company (referring to ZHD, the integrated company after the Business Integration) after the completion of the Business Integration, the evaluation of the Business Plan, the integration benefits of the Business Integration, the synergies anticipated between the NAVER group and the SoftBank group (referring to a corporate group composed of SoftBank Group Corp. (“SBG”), its 1,475 subsidiaries and 455 affiliates (the number of companies as of the end of March 2020)), the Tender Offer Price of the Offers proposed by SoftBank and NAVER, and the planned procedures of the Offers and the Delisting Procedures after the Offers, and received answers to these questions.

Moreover, the Special Committee received advice from BofA Securities, as well as explanations from ZHD, which is the other party to the Business Integration. In response, the members of the Special Committee asked various questions with respect to the Business Integration, including the operation/governance policy of the Company and the Integrated Company after the completion of the Business Integration, the evaluation of the Business Plan, and the integration benefits of the Business Integration, and received answers to these questions from ZHD.

Thereafter, as described in “⑤ Obtaining independent financial analyses and an opinion from its own financial advisor” below, the Special Committee obtained the BofA Securities Analyses regarding the Common Shares and ADSs from BofA Securities on December 23, 2019 under certain conditions, and received explanations from BofA Securities on the method for calculating the share value of the Common Shares and ADSs, the reasons for choosing such methods, the results of calculations based on Market Share Analysis and DCF Analysis, and the premium levels in similar recent transactions in the Japan and the U.S. markets, as well as the details and assumptions related to such matters, deliberated those matters, and conducted a question and answer session. Moreover, as described in “⑤ Obtaining independent financial analyses and an opinion from its own financial advisor” below, the Special Committee obtained the BofA Securities Fairness Opinion from BofA Securities on December 23, 2019 under certain conditions, to the effect that the Tender Offer Price of the Common Shares and ADSs is fair to owners of the Common Shares and ADSs (except for SoftBank and NAVER, and their affiliated companies) from a financial perspective given certain assumptions, received explanations regarding its contents and assumed conditions, deliberated those matters and conducted a question and answer session.

The Special Committee received a letter of intent that included the initial price proposal from SoftBank and NAVER on November 18, 2019, and an explanation directly from SoftBank and NAVER of the rationale for that Tender Offer Price. The Special Committee deliberated and considered the content of the letter of intent based on the financial advice received from BofA Securities, as well as the explanation above, and requested that the Company’s management ask SoftBank and NAVER to increase the Tender Offer Price, considering the Company’s standalone share value and the premiums in similar cases. In addition, in order to clearly communicate this request to the relevant parties, the Special Committee of its own accord requested its attendance at negotiations with SoftBank and NAVER on three occasions, and, having received the opportunity to express its views, the Special Committee did so.

The Special Committee received an explanation of a summary of the Definitive Business Integration Agreement and the capital alliance agreement providing the governance and operation of ZHD after the completion of the Business Integration, and which was executed on December 23, 2019, to which the Company was to become a party, from the Company’s management and Anderson Mori & Tomotsune, the Company’s legal advisor, and conducted a question and answer session.

The Special Committee received advice from its legal advisors Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo) regarding the “Announcement Regarding Capital Alliance MOU on Business Integration” issued by the Company and ZHD on November 18, 2019, SoftBank and NAVER’s press release titled “Notice Concerning the Entry into a Memorandum of Understanding Regarding the Business Integration of Z Holdings Corporation (Securities Code: 4689) and LINE Corporation (Securities Code: 3938), and the Submission of a Letter of Intent in Relation to a Joint Tender Offer for the Shares of LINE Corporation,” and a draft at the time of the 17th meeting of the Special Committee of the December 23, 2019 Opinion Announcement Press Release (collectively referred to as the “Drafts of Disclosure Documents”), requested and received explanations from its management and Anderson Mori & Tomotsune, the legal advisor to the Company, regarding the contents of the information scheduled to be disclosed by the Drafts of Disclosure Documents, and conducted a question and answer session.

Following the procedures noted above, the Special Committee received advice from Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo), the legal advisors to the Special Committee, and deliberated the draft of the December 2019 Findings multiple times.

C.	Details of Judgment

In light of the background discussed above, and as a result of the Special Committee’s careful discussion and consideration of the Terms of Reference based on legal advice from Nakamura, Tsunoda & Matsumoto, the Special Committee’s legal advisor on Japanese law, and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo), the Special Committee’s legal advisor on U.S. law, and the financial advice from the Special Committee’s exclusive financial advisor and third-party valuation advisor, BofA Securities, as well as the BofA Securities Analyses and BofA Securities Fairness Opinion dated December 23, 2019, obtained from BofA Securities, the Special Committee unanimously agreed and submitted the December 2019 Findings dated December 23, 2019 to the Company’s board of directors, the details of which are outlined below.

(i)	Details of the December 2019 Findings

(a)	The Business Integration, including the Offers, can be seen as contributing to an increase in the Company’s corporate value and their purpose can be seen as reasonable;

(b)	The procedures for carrying out the Business Integration, including the Offers, can be seen as having secured fairness;

(c)	The terms of the Delisting Procedures (excluding the prices of the Options and Convertible Bonds in the Offers) can be seen as having secured appropriateness;

(d)

Taking (a) through (c) together, an expression of support for, or a board resolution in favor of, the Business Integration (including the Delisting Procedures) can be considered not to be adverse to the interests of minority shareholders; and

(e)

It can be considered reasonable for the Company’s board of directors to express support for the Offers, and recommend that holders of Common Shares and ADSs tender their Common Shares and ADSs in the Offers.

Please note that, in preparing the December 2019 Findings regarding the U.S. Offer and stating the determinations stated in the December 2019 Findings, all of such findings of the Special Committee (irrespective of whether they relate to the fairness of procedures, the price in the Offers and the Delisting Procedures, or any other matter) are based on the following assumptions reported by the Company and its advisors.

i

Documents to be filed with the U.S. Securities and Exchange Commission in connection with the Offers and the Delisting Procedures will comply with applicable U.S. securities regulations (including, but not limited to, the adequacy of the relevant disclosure, the price and other related terms (including the purchase period and other procedural requirements of tender offers applicable pursuant to U.S. securities regulations) offered to the owners of the certificates subject to the U.S. Offer including the ADSs).

ii

The price to be paid to holders of securities that are subject to the U.S. Offer including the ADSs in the Delisting Procedures will be an amount in U.S. dollars calculated based on the price offered in the Offers for the Common Shares converted to U.S. dollars based on the spot market rate available on the date payment is received by the tender agent for securities that are the subject of the U.S. Offer, including the ADSs for Common Shares purchased in the tender offer, or other fair spot market rate that is calculated using reasonable methods and procedures, net of customary and reasonable expenses for converting Japanese Yen to U.S. Dollars and fees associated with the cancellation of the ADSs and other fair expenses.

Additionally, since the Company is listed on stock exchanges in both the Japanese and the U.S., the Special Committee makes it clear that the terms used in the Report are used in the way in which they are used in the laws and regulations of Japan (including, but not limited to, the Companies Act) that are directly applicable to the Company as a stock company listed on the Japanese stock exchange. Specifically, phrases such as the term, “independence” (including, but not limited to, in the context of the financial advisor and legal advisor of the Company), which the Special Committee uses, and the terms used in the Special Committee’s discussions about a “Majority of the Minority” condition and an indirect “market check” are used in the way in which they are used in the laws of Japan and “Fair M&A Guidelines - Enhancing Corporate Value and Securing Shareholders’ Interests” announced as of June 28, 2019 by the Ministry of Economy, Trade and Industry. Although it is possible that the terms similar to the aforementioned terms exist in the U.S. or each state of the U.S., the aforementioned terms and the usage of these terms with regard to the examination of the Special Committee are different from the terms and the usage of these terms in the U.S. or each state of the U.S., and thus, in any disclosures, without supplementary explanations, these cannot be used in a confusing way with regard to the findings of the Special Committee.

(ii)	Review

(a)	Based on the following, the Business Integration including the Offers can be seen as contributing to an increase in corporate value and being for a reasonable purpose.

i

Explanations by the Company’s management regarding the purpose and significance of the Business Integration stated in “② Purpose and Background of the Tender Offer” in “(2) Grounds and Reasons for the Opinion” in “3. Details, Grounds, and Reasons for the Opinion Regarding the Tender Offer” of the December 23, 2019 Opinion Announcement Press Release, and to aim to play a leading role in the combined company’s operations after the Business Integration by consummating the Business Integration under the spirit of equality with the ZHD Group, are reasonable, considering their consistency with the objective reality that there is a gap between the size of the major IT corporations overseas and the size of the Company, and the understanding of the members of the Special Committee as the Company’s outside directors.

ii

Even though the purpose of the Business Integration may be reasonable as discussed above, in order to determine whether the Business Integration will in fact contribute to an increase in corporate value, the Special Committee considered it important to review the basic strategy and integration synergies of the Integrated Company and thus interviewed the Company’s management, as well as ZHD, SoftBank and NAVER. As a result of the interviews, the Special Committee concluded as follows that overall, there are no particularly unreasonable issues with respect to the basic strategy of the Integrated Company, and that reasonable integration synergies can be expected from the Business Integration.

•

Through discussions with the Company’s management, the Special Committee understands that the basic strategy of the Integrated Company includes: (i) quickly establishing itself as the domestic market leader with respect to its core services, (ii) cross-accessing the ZHD Group’s customer base and the Company Group’s customer base, and maximizing the user bases by mutually referring one’s existing customers to the other; and (iii) becoming an “AI tech company that leads the world from Japan and Asia” within a short period of time by developing new services that take advantage of the technical capabilities and know-how of both companies. Especially, regarding (iii), the Special Committee understands that the Integrated Company plans to make investment decisions in order to carry out mid- to long-term investments in the field of AI-centric products, in an amount of approximately JPY 100 billion on a cash basis each year.

•

The Special Committee, through discussions with the Company’s management, understands that the Company’s management considers that there will be synergies in marketing, attracting customers, Fintech and new businesses/system developments resulting from the Business Integration.

•

From the perspective of the Special Committee, Mr. Jungho Shin, the Representative Director and CWO of the Company who created the business model of the LINE message App and founded the Company, has greatly contributed to the increase in the Company’s corporate value to date. Therefore, from the perspective of the Special Committee, he should receive due recognition in the Business Integration for his achievements thus far and should assume an important position in the Integrated Company and occupy a core position in its operations when considering its basic strategy and integration synergies.

•

From the perspective of the Special Committee, an appropriate structure is required in order to achieve the synergistic effects of the Business Integration. Based on the question and answer session with the Company’s management, the Special Committee understands that the corporate structure ensures that the Company and ZHD will manage the Integrated Company on equal terms, through corporate governance measures including the Co-CEO system, the number of directors and the members of the Product Committee that make decisions concerning the products provided by the Integrated Company Group. The Special Committee also understands that Mr. Jungho Shin, who is the Company’s Representative Director and CWO, will serve as the Chief Product Officer, who will be in charge of the Product Committee, at the Integrated Company immediately after the Business Integration. As a result, the Special Committee understands that he will assume an important position in the Integrated Company and occupy a core position in its operations.

•

The Special Committee asked ZHD the same questions, as the Special Committee considers it necessary that the views of the Company’s management and the views of ZHD on the other side of the Business Integration are consistent regarding the abovementioned basic strategy, integration synergies and the corporate structure that enables the realization of the integration synergies. Because ZHD’s responses were consistent with the Company’s management’s responses, the Special Committee concludes that the Company’s management and ZHD do not have different opinions regarding the Business Integration.

•

The Special Committee requested explanations from all parties (the Company’s management, ZHD, SoftBank, and NAVER) on whether there will be dis-synergies from the Business Integration and the details of the dis-synergies, if any. All parties responded that it is their understanding that there will not be any material dis-synergy. The Special Committee carefully considered this understanding of the parties and concluded that this understanding is not particularly unreasonable, in light of the objective circumstances of the Company.

After reviewing comprehensively the facts that it received explanations from the Company’s management that compared with other possibilities (including growth through the execution of a business on a stand-alone basis and without conducting an integration with another company), the Business Integration brings great integration synergies to the Company and contributes to an increase in the Company’s corporate value, and from NAVER that transactions to sell the Common Shares without the Business Integration are not anticipated, and received a response from both the Company and NAVER that they recognize that there are no realistic alternatives to the Business Integration, as well as factors such as the business environment faced by the Company, the risks associated with the Company seeking growth through the execution of business on a stand-alone basis without integration with another company and the possibilities of integrating with a third party other than ZHD, the Special Committee concluded that it was not thought that there are realistic alternatives to the Business Integration that are more effective for improving the Company’s corporate value, including to carry out the business on a stand-alone basis.

(b)

Based on the following, it is found that the fairness of procedures for the Business Integration including the Offers has been secured, because fair procedures were implemented in order to secure the interests of general shareholders, from the perspective of ensuring (1) a situation that one could view as being the same as if it were a transaction between independent parties in the process of establishing transaction terms, and (2) an opportunity for general shareholders to make an appropriate judgment based on adequate information.

i	The Special Committee acknowledges that with respect to the Business Integration, an independent Special Committee was established at the Company and functioned effectively.

ii

The Special Committee acknowledges that it obtained independent advice from Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo), as well as BofA Securities. The Special Committee also acknowledges that the Company obtained independent advice from Anderson Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho), as well as J.P. Morgan.

iii

The Special Committee acknowledges that it obtained financial analyses from BofA Securities, its own financial advisor and third-party valuation advisor that has extensive experience, as a basis for its determination regarding the Offers and the Delisting Procedures. The Special Committee also acknowledges that the Company obtained a share valuation report from J.P. Morgan, an independent third-party valuation advisor that has extensive experience, as the basis for its determination regarding the Delisting Procedures.

iv	The Special Committee obtained the BofA Securities Fairness Opinion from BofA Securities. The Company obtained the JPM Fairness Opinion from J.P. Morgan.

v

The Special Committee received an explanation from the Company’s management that, with respect to the Company’s internal examination framework for the Business Integration, Director Hae-Jin Lee, who also serves as NAVER’s Global Investment Officer, neither participated in the Company’s board discussion and decision-making regarding the Business Integration nor did he participate in any discussion or negotiation with NAVER as a representative from the Company from the perspective of eliminating arbitrariness from the Company’s decision-making process in deliberating on and deciding upon the Business Integration. Additionally, the Special Committee questioned the Company’s management regarding the internal examination framework in the Business Integration and received answers that no Company employee concurrently serving as an officer or employee at NAVER was involved in examinations of the Business Integration on the Company’s side. Based on these explanations and answers, the Special Committee deemed that an examination framework independent from NAVER had been put in place at the Company. Moreover, with respect to the fact that the Company’s Representative Director and CWO, Jungho Shin, who also holds a position as Representative of Search and Clova Company, a company within NAVER, was involved in the deliberations and decisions regarding the Business Integration at the Company, the Special Committee determined that his involvement was not a problem for the fairness of the procedures based on, in addition to the explanation provided by Anderson Mori & Tomotsune, the following factors: (i) six years had passed since he was transferred to the Company from NAVER; (ii) he did not, and was not in a position to, become involved in the deliberation or decision-making regarding the Business Integration by NAVER; (iii) the Company had received a written confirmation letter from him to the effect that, his involvement in the Business Integration was solely for the benefit of the Company, and he would not in any way make contact, deliberate, discuss or negotiate with the Company, ZHD, SoftBank or other related persons regarding the Business Integration from the position of NAVER or a related person of NAVER; and (iv) his involvement was necessary and indispensable to the deliberation of the Business Integration by the Company.

vi

The Special Committee considered that, if there possibly were other realistic measures to increase the corporate value of the Company other than through the Business Integration, one option would be to conduct a proactive market check to explore the possibility. For this reason, the Special Committee asked NAVER to deliberate and explain whether it would be possible for them to carry out transactions whereby NAVER sells the Common Shares that it owns, in lieu of the Business Integration. However, NAVER provided a clear answer to the effect that they do not anticipate that kind of transaction. Accordingly, the Special Committee determined that there would be little meaning to conducting a so-called proactive market check, whereby one explores and considers whether there are alternative potential buyers in the market, because there is no realistic alternative to the Business Integration. However, it would be worthwhile to a certain extent to conduct a so-called indirect market check whereby one conducts an M&A transaction after having announced the transaction and created an environment where it is possible for alternative potential buyers to make competing proposals after the announcement, even though NAVER owns 72.64% of the Common Shares and is not considering selling them, and thus, if a third party implements a tender offer with a tender offer price higher than the Tender Offer Price and consequently the number of the shares which NAVER purchases in the Offers is limited to a small number, NAVER can still implement the Delisting Procedures after the Offers. The Special Committee determined that in the Business Integration, an opportunity is indirectly secured for alternative buyers to make tender offer proposals since there is a relatively long period available after the announcement of the Offers, even though the possible impact of such opportunity on the Delisting Procedures is limited in light of the fact that NAVER can still commence the Delisting Procedures regardless of other competitive tender offers.

vii

SoftBank and NAVER informed the Special Committee that they would not impose the majority the of minority condition for the Offers based on the understanding that, in light of the fact that NAVER owns 72.64% of the Common Shares, the majority of minority condition enables a comparatively small number of shares to be used to interfere with the Offers, which may not be in the interests of ordinary shareholders who wish to tender into the Offers. The Special Committee found this point to be reasonable. Accordingly, the Special Committee determined that the absence of the majority of minority condition in the Offers are not unreasonable.

viii	The Special Committee acknowledges that there will be an opportunity for ordinary shareholders to make an appropriate decision based on adequate information about the Business Integration.

ix

The Special Committee concluded that coercive elements have been eliminated from the Business Integration for various reasons including the following: for the Delisting Procedures after the implementation of the Offers, a transaction structure will not be used that cannot secure the dissenting shareholders’ right to demand their shares be purchased or demand the price of their shares be decided; and there is a plan to disclose the fact that a share consolidation based on the Tender Offer Price is planned for promptly after the Offers.

(c)

Based on the following, it is acknowledged that the appropriateness of the transaction terms (excluding the prices for the Share Options and the Convertible Bonds in the Offers) of the Delisting Procedures, including the Offers, has been secured.

i	With respect to the method of acquisition, the Delisting Procedures are conducted for the purpose of taking the Company private by making the Company’s shareholders consist solely of NAVER

Parties and SoftBank. The Special Committee carefully discussed whether or not the method of conducting a share consolidation as the second step, following the first step of the Offers, is an appropriate method to achieve that purpose. The Special Committee also carefully discussed the reasonableness of the type of purchase consideration used in the Offers. One might have considered using shares of NAVER, SoftBank or the Integrated Company (ZHD) in lieu of cash consideration. However, the businesses of NAVER, SoftBank and ZHD are to a considerable degree, different from the business of the Company. In addition, it may be thought that the use of cash consideration makes it possible to avoid the risk of a decrease in the share price compared with what could occur were the consideration to be in the form of shares instead of cash. After comprehensively considering the aforementioned discussion, the Special Committee concluded that the type of purchase consideration used in the Offers is appropriate.

ii

The Tender Offer Price can be recognized as appropriate based on the following factors: (i) regarding the Business Plan that forms the basis of the valuation by the DCF Analysis in the BofA Securities Analyses, the Special Committee received explanations from the Company’s management about the preparation process, objectives, contents, and important assumptions, etc., asked questions to the Company’s management about the key factors of business growth potential related to each key point, core business synergies and other key points, etc., received their responses, and carefully discussed the reasonableness of the Business Plan based on these explanations and responses from the Company’s management; (ii) the BofA Securities Analyses do not contain points that can be recognized as unreasonable regarding the content of the valuation or the method of valuation, and the Tender Offer Price is above the top end of the range of market price analysis in the BofA Securities Analyses and within the range of the DCF Analysis; (iii) the premium provided in the Tender Offer Price is considered a significant premium in comparison with the levels of the premiums provided in similar transactions; (iv) the Special Committee obtained the BofA Securities Fairness Opinion from BofA Securities; (v) the Tender Offer Price was agreed as a result of sincere negotiation between the Company, SoftBank and NAVER with the substantive involvement of the Special Committee, which of its own accord, requested its attendance at negotiations, attended negotiations on three occasions, and expressed its views.

Although the Share Options and the Convertible Bonds are subject to the Offers, the purchase price of the Share Options is JPY 1 per Share Option and the purchase price of the Convertible Bonds is below the face value thereof. Additionally, as of the time of announcement of the Offers, the Company plans to express its opinion to the effect that the Company leaves it to the discretion of each holder of the Share Options and the Convertible Bonds as to whether to tender the Share Options and the Convertible Bonds. Thus, the Special Committee withholds its views on the appropriateness of the purchase price of the Share Options and the Convertible Bonds.

(d)

As discussed above, it is recognized that the Business Integration contributes to the advancement of the Company’s corporate value and that its purpose is reasonable, fairness has been secured in the procedures related to the Business Integration, and appropriateness of the terms (excluding the prices for the Share Options and the Convertible Bonds in the Offers) of the Delisting Procedures, including the Offers, has been secured. Accordingly, it is thought that the announcement of an opinion in support of the Offers and the resolution of the Company’s board of directors with regard to the Business Integration that involves the Delisting Procedures using a share consolidation or other methods after the Offers, are not against the interests of the Company’s minority shareholders.

(e)

Accordingly, it can be considered appropriate for the Company’s board of directors to express its opinion in support of the Offers, and to recommend that the Company’s shareholders and ADS holders tender their shares in response to the Offers.

D.	Noting No Changes

In late-June, 2020, the Company was informed by the Purchasers that they plan to commence the Offers as soon as the procedures and measures necessary under the competition laws of relevant countries are completed or such procedures and measures are expected to be completed by the day prior to the end of the Tender Offer Period. Therefore, the Company requested that the Special Committee review whether the Special Committee’s findings stated in the December 2019 Findings require revision, and if the statements do not need revision, report to the Company’s board of directors to that effect, and if the statements need revision, provide revised findings to the Company’s board of directors.

The Special Committee held 5 meetings (approximately 6 hours in total) between July 14, 2020 and August 3, 2020. Between these meetings, the Special Committee shared reports/information, deliberated and made decisions, via email, and thereby carefully discussed and considered the Terms of Reference as cited above. As a result of confirming that there is no material change in the Company’s business conditions and environment surrounding the Business Integration, even taking into consideration the fact that various events (including the spread of COVID-19) occurred after the announcement of the Business Integration, the Special Committee unanimously agreed and submitted to the Company’s board of directors on August 3, 2020 the August 2020 Findings to the effect that there are no changes to its views in the December 2019 Findings.

Note that the Special Committee determined that the Tender Offer Price’s appropriateness is maintained as of the date of the August 2020 Findings, considering factors such as that the Tender Offer Price is appropriate and reflects the Company’s fundamental value even after taking into consideration the facts that the various events after the announcement of the Business Integration do not have a material effect on the Company’s fundamental value and that the Company’s stock price has exceeded the Tender Offer Price at certain times between the announcement of the Business Integration and the date of the August 2020 Findings. In addition, the Special Committee determined that it is not necessary to change the Tender Offer Price considering factors including that the Tender Offer Price remains appropriate as described above and that the Business Integration is in the best interests of the minority shareholders of the Company.

⑤	Obtaining independent financial analyses and an opinion from its own financial advisor

In order to obtain expert advice and support regarding the matters such as the valuation of corporate value and price negotiations, the Special Committee retained BofA Securities, its own financial advisor and third-party valuation advisor independent of SoftBank, NAVER and the Company, to calculate the share value of the Common Shares (including the ADSs, the “Common Shares and ADSs”) and submit an opinion (fairness opinion) as to whether or not the purchase price for the Common Shares and ADSs is fair to the holders thereof (except for SoftBank and NAVER and their affiliated companies) from a financial perspective, and obtained the BofA Securities Analyses and the BofA Securities Fairness Opinion dated December 23, 2019 to the effect that the purchase price for the Common Shares and ADSs is fair to the holders thereof from a financial perspective, based on the assumptions set forth below and certain other conditions.

BofA Securities examined the Business Plan prepared by the Company and various methods for evaluating the Company’s share value and determined that two evaluation methods below are appropriate:

A.	Market share price analysis based on the fact that the Common Shares are traded on the First Section of the TSE

B.

Based on an assumption that the Company is a going concern, DCF Analysis in order to reflect in the valuation the status of the future business activities of the Company, based on the assumptions set forth below and certain other conditions.

Please note that BofA Securities is not a related party of SoftBank, NAVER or the Company, and has no material conflict of interest that should be stated in relation to the Delisting Procedures including the Offers.

According to BofA Securities, the range of the share value per share of the Common Shares calculated based on such methods are as follows.

Method	Range of the share value per Common Share
Market share price analysis	JPY 3,570 ~ JPY 4,585
DCF Analysis	JPY 4,701 ~ JPY 6,293

In the market share price analysis used by BofA Securities, due to the publication of speculative press reports concerning the Business Integration after the closing of the trading session of the TSE on November 13, 2019, calculations were carried out based on the closing price of JPY 4,585 for the Common Shares on the First Section of the TSE as of November 13, 2019, as the valuation reference date, and the simple averages of the closing prices for one month, three months and six months prior thereto (respectively JPY 4,085, JPY 3,934, and JPY 3,570) were used to calculate the range of the share value per Common Share of JPY 3,570 to JPY 4,585.

In the DCF Analysis, analysis was carried out based on the Company’s business plans and financial projections, the earnings and investment plans in the Company’s business plans that the Company submitted to BofA Securities, and other factors, such as information that has been disclosed publicly (as discussed below, however, BofA Securities has not independently verified the accuracy and completeness of such materials, and does not bear any responsibility or obligation to conduct independent verification). The corporate value and share value were analyzed by discounting the free cash flows expected to be generated by each business of the Company by a certain discount rate back to the current value, and a share value range of JPY 4,701 to JPY 6,293 per share was calculated. The Company’s business plans which constituted the assumptions of BofA Securities’ calculation using the DCF Analysis in accordance with the instruction of the Company contemplate an operating loss due to the post of large marketing expenses and investments to strategic businesses in the fiscal years ending December 2019 and 2020 and a significant fluctuation in revenue due to the reduction of marketing expenses and the improvement of profitability according to the emergence of the effect through business investments after the fiscal year ending December 2021. These business plans and free cash flows reflected in the DCF Analysis do not include synergies from the Business Integration. Additionally, the discount rate (weighted average capital cost) was analyzed based on CAPM (capital asset pricing model) generally used in share valuation practice, and a discount rate range of 5.75% to 6.75% or 9.50% to 10.50% was applied depending on each business of the Company. Calculation of the going concern value used a perpetual growth rate analysis, and adopted a perpetual growth rate of 1.25% to 1.75% at the direction of the Company.

The BofA Securities Analyses and the BofA Securities Fairness Opinion were submitted in connection with the Special Committee of the Company’s board of directors examining the purchase price for the Common Shares and ADSs in the Offers from a financial perspective in such role, and submitted to the Special Committee of the Company’s board of directors for their convenience for the purpose of such examination. The BofA Securities Fairness Opinion does not express any opinion or view whatsoever with respect to the other aspects of the Business Integration and does not express any opinion or view whatsoever with respect to consideration received by the holders of any type of security, creditors, or other interested parties of any of the parties in connection with the Business Integration. BofA Securities does not express any opinion or view whatsoever with respect to the terms or other aspects of the Business Integration, including the form or structure, etc. of the Business Integration (excluding the purchase price for the Common Shares and ADSs in the Offers to the extent expressly stated in the BofA Securities Fairness Opinion), and does not express any opinion or view whatsoever with respect to other strategies that could be adopted by the Company or implemented by the Company, the relative merits of the Business Integration, or regarding the business decision-making in relation to carrying out or implementing the Business Integration. BofA Securities does not express any opinion or recommendation whatsoever with respect to whether the Company’s shareholders should tender their shares for the Offers or how the Company’s shareholders should exercise their voting rights or act in relation to the Business Integration or matters in connection therewith. BofA Securities does not express any opinion or view whatsoever with respect to the fairness (irrespective of whether financial or otherwise) of the amount, nature, or other aspect of remuneration to the officers, directors, or employees of the parties to the Business Integration relative to the purchase price for the Common Shares and ADSs. BofA Securities does not express any opinion or view whatsoever with respect to the impact of the exchange rate in connection with the Offers, and BofA Securities Fairness Opinion is solely based on the purchase price for the Common Shares and ADSs in the Offers expressed in Japanese yen as mentioned above. BofA Securities does not express any opinion whatsoever in relation to the price at which the Common Shares and ADSs should be traded at any time, including after the Business Integration is publicly disclosed or commenced. As already announced, BofA Securities has not been retained to solicit, and is not soliciting, any third party to express interest or make a proposal with respect to the acquisition of all or part of the Company or any alternative transaction.

BofA Securities, in relation to the BofA Securities Analyses and the BofA Securities Fairness Opinion, performed work including the following:

A.	Considering the Company’s public information with respect to business and finance in certain scope;

B.

Considering the Company’s internal finance and operational information (including the Company’s financial forecast prepared by its management) (the “Company Financial Forecast”) which is provided by the Company’s management to BofA Securities and discussed between the Company’s management and BofA Securities;

C.	Discussing with the Company’s management regarding the Company’s current and past business, operational and financial status and prospect;

D.

Considering the trend of the Common Shares’ market share value on the First Section of the TSE and performing comparative analysis with the trend of the market share value of common shares of other companies that BofA Securities determined relevant to the Company’s market share value; and

E.

Performing comparative analysis between the information of the Company relating to the finance and stock market and corresponding information of other companies that BofA Securities determined relevant.

When preparing the BofA Securities Analyses and the BofA Securities Fairness Opinion and carrying out the valuation analysis on which they are based, BofA Securities did not independently verify the financial or other information and data that were publicly disclosed, submitted to BofA Securities, or separately examined or discussed by BofA Securities, assuming that such information and data was accurate and complete, and relied on the accuracy and completeness thereof. Furthermore, BofA Securities relied on the representations of the Company’s management that they were not aware of any facts or circumstances that would cause such information or data to be inaccurate or could give rise to any misunderstanding in any material respect and BofA Securities received representations from the Company that the Company Financial Forecast prepared by the Company’s management reflects the best possible projections and honest judgment of the Company’s management relating to the Company’s future performance currently available and has been reasonably prepared, and BofA Securities has used these as assumptions at the direction of the Special Committee of the Company’s board of directors. The BofA Securities Analyses naturally use the current financial, economic, foreign exchange, market and other conditions and circumstances as assumptions (unless otherwise stated in such analysis) as of the date of the BofA Securities Analyses and the BofA Securities Fairness Opinion, and is based on the information available to BofA Securities as of such date. Circumstances arising after the date of the BofA Securities Analyses and the BofA Securities Fairness Opinion may affect the content of the BofA Securities Analyses and the BofA Securities Fairness Opinion; however, it is understood that BofA Securities bears no obligation to update, revise, or reconfirm the BofA Securities Analyses and the BofA Securities Fairness Opinion. The BofA Securities Analyses and the BofA Securities Fairness Opinion do not infer or imply any opinion whatsoever with respect to any matter not expressly stated in the BofA Securities Analyses and the BofA Securities Fairness Opinion or anything after the submission date of the BofA Securities Analyses and the BofA Securities Fairness Opinion.

As explained above, the foregoing statement in relation to the BofA Securities analysis is an outline of the key financial analyses presented by BofA Securities to the Special Committee of the Company’s board of directors in connection with the BofA Securities Analyses and the BofA Securities Fairness Opinion and does not encompass all analyses carried out by BofA Securities in connection with the BofA Securities Analyses and the BofA Securities Fairness Opinion. The preparation of the BofA Securities Analyses and the BofA Securities Fairness Opinion and the analyses forming the basis thereof was a complex analysis process involving various judgments regarding the appropriateness and relevance of each financial analysis method and the application of each method to the specific circumstances; therefore, it is not necessarily appropriate to state just a part of the analysis results or a summary. The analyses by BofA Securities must be considered as a whole. Furthermore, not taking into consideration all of the analysis and factors considered or all of the explanatory statements of factors considered, but extracting just part of the analyses or factors, or only looking at the information stated in the tables, etc., may give rise to misunderstanding or incomplete understanding of the process forming the basis for BofA Securities’ analysis and opinion. The fact that a certain analysis is referred to in the above outline does not mean that such analysis was given more weight than other analyses mentioned in such outline.

When conducting its analysis, BofA Securities took into account the performance of the industry, general business and economic circumstances, and other matters, but most of these are beyond the control of SoftBank, NAVER and the Company. The projections regarding the Company’s future performance on which BofA Securities’ analysis was based do not necessarily indicate the actual value or future results, and the actual value and future results may be significantly better or worse than such projections. BofA Securities’ analysis was performed as part of the analysis for the BofA Securities Analyses and the BofA Securities Fairness Opinion and was provided to the Special Committee of the Company’s board of directors in connection with the submission of the BofA Securities Analyses and the BofA Securities Fairness Opinion. BofA Securities’ analysis was not intended to constitute an appraisal and does not indicate the price in the event that the business is actually sold or the price that any security whatsoever is traded at or may be traded at in future. Therefore, the projections used in the above analysis and the valuation range elucidated in such analysis are by their nature materially uncertain and should not be construed as indicating BofA Securities’ opinion regarding the actual value of the Company.

The type and amount of consideration payable in the Offers was determined through negotiations between the Company (with input from the Special Committee), on the one hand, and NAVER and SoftBank, on the other hand, rather than by any financial advisor, and was approved by the Company’s board of directors. As described above, BofA Securities’ opinion and analyses were only one of many factors considered by the Special Committee in its evaluation of the proposed Offers and should not be viewed as determinative of the views of the Special Committee, the Company’s board of directors or management with respect to the Offers or the consideration.

BofA Securities has not conducted an independent appraisal or valuation of the Company’s assets or liabilities (irrespective of whether they are contingent liabilities or not) and has not been provided with such appraisal or valuation. BofA Securities has not carried out an on-site inspection of the Company’s assets or property, either. BofA Securities has not evaluated the Company’s solvency or fair value under any applicable law relating to bankruptcy, insolvency, or other matters similar thereto.

BofA Securities assumed, at the direction of the Special Committee, that the Business Integration would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Business Integration, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Business Integration.

BofA Securities serves as the financial advisor of the Special Committee of the Company’s board of directors in relation to the overall Business Integration, including the Delisting Procedures, and receives a fee for such services from the Company. Part of the fee is paid upon submission of the BofA Securities Fairness Opinion and payment of most of the fee is conditional on the completion of the Offers and the Delisting Procedures (however, after the completion of the Offers, if the Delisting Procedures are not completed by the end of December 2020, such fee will be paid on January 1, 2021). The Company has agreed to indemnify BofA Securities for all costs borne by it in relation to its involvement and certain liabilities incurred due it its involvement.

BofA Securities and its affiliated companies are full-service securities firms and commercial banks, and provide investment banking services, corporate and private banking services, asset and investment management, financing, and financial advisory services, and other commercial services and products to a wide range of companies, government agencies, and individuals, and are engaged in securities, financial products and derivatives trading, foreign exchange, and other brokerage services, as well as investing on their own account. In the course of their ordinary business, BofA Securities and its affiliated companies have chances to invest in securities, such as shares and bonds, and other financial products (including derivatives and bank loans or other debt) of SoftBank, NAVER, the Company, ZHD, and their respective affiliated companies, on their own account or account of customers, manage funds to invest in them, acquire or hold long or short positions in them, and provide funds, sell or purchase, or otherwise carry out transactions with respect to such positions.

BofA Securities and its affiliated companies have provided and currently provide investment banking services, commercial banking services, and other financial services to SoftBank, NAVER, the Company, ZHD, and their respective affiliated companies, and may also do so in the future. BofA Securities and its affiliated companies receive fees for the provision of such services and may receive fees in the future as well. Such services include, but are not limited to, (i) serving as the dealer manager and consent solicitation agent for the consent solicitation and exchange offer for foreign currency denominated senior notes issued in 2015, conducted by SBG in March 2018, (ii) serving a joint global coordinator for the issuance of USD 3.3 billion of U.S. dollar-denominated senior notes conducted by SBG in April 2018, and (iii) serving as an international active joint bookrunner for the listing and share price setting for the initial public offering for SoftBank in December 2018.

BofA Securities expresses no opinion or view with respect to any legal, regulatory, accounting, tax, or similar matter in relation to the Company or the Delisting Procedures, and has relied on the assessment of these matters by the Company, at the direction of the Special Committee of the Company’s board of directors. BofA Securities understands that the Company has received advice that the Company deems necessary from qualified experts with respect to such matters.

⑥	Acquisition of advice from independent law firms for the Special Committee

As stated above in “④ Establishment of the Special Committee in the Company,” the Special Committee has retained Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo), as legal advisers independent from SoftBank, NAVER, ZHD and the Company in order to obtain the professional advice with respect to the fairness of procedures and has received the legal advice including advice on the procedures of the Delisting Procedures and the review method and processes in the Special Committee in relation to the Delisting Procedures.

Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo) are not related parties to SoftBank, NAVER, ZHD and the Company and nor do they have no material interests to be described with respect to the Delisting Procedures including the Offers.

⑦	Approval of all the directors of the Company without interests and the opinion of all the statutory auditors of the Company without interests that they have no objection

As stated above in “1. Purpose and Reasons for the Share Consolidation,” the Company’s board of directors carefully discussed and examined whether the Delisting Procedures, including the Offers, contribute to an increase in the Company’s corporate value and whether the transaction terms relating to the Delisting Procedures, including the Tender Offer Price, are appropriate, based on legal advice received from Anderson Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho), advice from a financial perspective received from J.P. Morgan, the JPM Valuation Report and the JPM Fairness Opinion as of December 23, 2019 received from J.P. Morgan, and the BofA Securities Analyses and the BofA Securities Fairness Opinion submitted via the Special Committee, while giving full respect to the findings of the Special Committee stated in the December 2019 Findings.

Consequently, as stated above in “1. Purpose and Reasons for the Share Consolidation,” the Company’s board of directors determined that the Delisting Procedures contribute to an increase in the corporate value of the Company and the transaction terms of the Delisting Procedures including the Tender Offer Price were appropriate. At the meeting of the board of directors held on December 23, 2019, the board members who participated in deliberations and resolutions unanimously passed a resolution as of December 23, 2019, as the Company’s opinion, to express support for the Offers if the Offers commences, to recommend that the Company’s shareholders and holders of the ADSs tender into the Offers, and that holders of the Share Options and the Convertible Bonds determine at their own discretion whether to tender.

Of the Company’s three statutory auditors (all outside statutory auditors), except for an outside statutory auditor who could not attend due to work (Yoichi Namekata), two of them participated in deliberations at the above meeting of the board of directors, and voiced their opinion that they had no objection to the above resolution. Moreover, it is confirmed that Yoichi Namekata, who could not attend the above meeting of the board of directors, prior to the above meeting, voiced his opinion that he had no objection to the above resolution, after being given the explanations about the Offers.

As stated in the December 23, 2019 Opinion Announcement Press Release, while the Offers were planned to be promptly implemented once the Conditions Precedent, including the completion of procedures with domestic and foreign competition authorities, are satisfied, it was considered to be difficult to accurately estimate the time required for such procedures with domestic and foreign competition authorities. Given this situation, the aforementioned Company’s board of directors meeting also resolved to request, at the time of the commencement of the Offers, that the Special Committee review whether the Special Committee’s findings stated in the December 2019 Findings require revision, and if the statements do not need revision, report to the Company’s board of directors to that effect, and if the statements need revision, provide revised findings to the Company’s board of directors, and resolved that based on such findings, the Company’s board of directors would express its opinion again on the Offers at the time of the commencement of the Offers.

In addition, recently, the Company, in connection with the commencement of the Offers, based on such findings of the Special Committee, and the Company’s business conditions and environment surrounding the Delisting Procedures, the Company carefully examined again the terms and conditions of the Offers. As a result, the Company concluded that there is no factor changing its determination on the Offers even as of August 3, 2020. Therefore, the Company decided by resolution of the board of directors meeting held on August 3, 2020, which was unanimously passed by all of the directors of the Company who participated in deliberations and voting at such board of directors meeting, to express again its opinion supporting the Offers, and to recommend that the Company’s shareholders and holders of the ADSs to tender their Common Shares in the Offers, and to leave it to the discretion of each holder of the Share Options and the Convertible Bonds as to whether to tender the Share Options and the Convertible Bonds in the Offers. Note that, as of August 3, 2020 each country including Japan, where the Company operates the businesses, was under the influence of the spread of COVID-19, but the Company decided that it was not necessary to change the conclusion that the Delisting Procedures serve to improve the corporate value of the Company and that the transaction terms of the Delisting Procedures including the Tender Offer Price are appropriate, even taking into account the influence of the worldwide spread of COVID-19. Moreover, although the Company’s share price exceeded the Tender Offer Price at certain times between the announcement of the Business Integration and August 3, 2020, given that there were neither material changes in the business conditions of the Company or environment surrounding the Business Integration nor material circumstances that required the Company to change its business plan based on which third-party valuation advisors evaluated the share value of the Company, and also in light of the content of the August 2020 Findings submitted by the Special Committee, the Company determined that there was no impact on the above conclusion.

Moreover, at the above meeting of the board of directors, all three statutory auditors (all outside statutory auditors) of the Company participated in deliberations and voiced their opinion that they had no objection to the above resolution.

Of the Company’s directors, because Mr. Hae Jin Lee also serves as NAVER’s Global Investment Officer, before proposal of the Offers, so from the standpoint of eliminating arbitrariness in the decision-making process when examining and making decisions on the Business Integration, he did not participate in the deliberations and resolution of the Company’s board of directors regarding the Business Integration and did not participate in discussions or negotiations with NAVER for the Company. Additionally, after proposal of the Offers, from the standpoint of eliminating arbitrariness in the decision-making process when examining the Offers, he did not participate in deliberation and resolutions of the Company’s board of directors regarding the Business Integration involving the Offers, including the above meetings of the board of directors held on December 23,2019 and August 3, 2020, and did not participate in discussions or negotiations with NAVER for the Company.

⑧	Measures to ensure opportunities to purchase from other purchasers

The Company has not entered into any agreements with the Purchasers that would restrict the Company’s contact with competitive potential bidders, such as agreements that include safeguarding provisions that would prohibit the Company from having contact with the competitive potential bidder.

In addition, the Purchasers set a Tender Offer Period of 30 business days, which is longer than the Japanese statutory minimum of 20 business days. By setting a comparatively long-term tender offer period, the Purchasers intended to ensure the appropriate opportunity for the Company’s shareholders as to whether to tender into the Offers.

4.	Future Outlook

In connection with conducting the Share Consolidation, as stated above in “① Delisting” “(2) Expected Delisting” in “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation,” the Common Shares will be delisted.

5.	Transactions with Controlling Shareholders

(1)	Applicability of transactions with controlling shareholders and the suitability of guidelines concerning measures to protect minority shareholders

NAVER is the parent company of the Company, and the transactions relating to the Share Consolidation constitutes a transaction with a controlling shareholder. The Company has established a related party transaction management policy, and in cases where the Company is to engage in transactions with group companies of the Company’s parent company, NAVER, or otherwise conduct a related party transaction (not including transactions performed with the Company’s subsidiaries or affiliates) corresponding to a provision in the said policy, such transactions must be approved via a management meeting after clarifying the necessity and appropriateness of the transaction terms. With a view towards strengthening corporate governance, the Company has put in place an advisory board comprised solely of outside directors, but for the most significant related party transactions approved at management meetings, further deliberation by the advisory board and approval by the board of directors is required. Furthermore, the advisory board, after deliberating on the formulation of policies for minority shareholder protection, can give necessary recommendations to the board of directors, who give due respect to said opinion as they perform necessary management decisions.

In connection with the Delisting Procedures, including the Offers, the Company obtained the approval of the management meeting, had the advisory board conduct a deliberation, and then obtained approval of the board of directors in accordance with its Related Party Transaction Management Policy. In connection with the Delisting Procedures, including the Offers, as described above in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” in “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation,” the Company ensured sufficient independence from the controlling shareholder in the decision-making process and therefore believes it conforms with the Related Party Transaction Management Policy set out above.

(2)	Matters concerning measures to secure fairness and avoid conflicts of interest

Please refer to “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” in “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation” above.

(3)	Summary of the findings obtained from a person who has no conflict of interest with the controlling shareholder that the transaction is not adverse to the interests of minority shareholders

The Company obtained findings from the Special Committee on December 23, 2019 to the effect that, inter alia, the Company’s expressing support for the Offers and the resolution by the Company’s board of directors of the Delisting Procedures, using a share consolidation or other methods after the Offers, can be considered as not adverse to the interests of the minority shareholders of the Company. The Company obtained the August 2020 Findings on August 3, 2020 from the Special Committee to the effect that there were no changes to the Special Committee’s views stated in the December 2019 Findings. For details, please refer to “④ Establishment of the Special Committee in the Company” in “(3) Measures to Secure the Fairness of the Delisting Procedures and to Avoid Conflicts of Interest” within “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation” above.

II.	Deletion of Provisions Regarding the Number of Shares Constituting One Unit

1.	Reason for the Deletion

The provisions regarding the number of shares constituting one unit are to be deleted because if the Share Consolidation takes effect, the total number of issued shares of the Company will be 8 shares, and it will no longer be necessary to provide for the number of shares constituting one unit.

2.	Scheduled Deletion Date

January 4, 2021 (scheduled)

3.	Conditions for the Deletion

The deletion of provisions regarding the number of shares constituting one unit is conditioned on the approval at the Extraordinary General Meeting of the proposals regarding the Share Consolidation and the partial amendment to the Company’s Articles of Incorporation to delete the provisions regarding share units, each as originally proposed, and the Share Consolidation taking effect.

III.	Partial Amendment to the Articles of Incorporation

1.	Purpose of the Amendment to the Articles of Incorporation

(1)

If the proposal regarding the Share Consolidation is approved as originally proposed and the Share Consolidation takes effect, the total number of authorized Common Shares will be reduced to 32 shares in accordance with Article 182, Paragraph 2, of the Companies Act. In order to make this fact clearer, Article 6 (Total Number of Issuable Shares) of the Articles of Incorporation will be amended, subject to the Share Consolidation taking effect.

(2)

If the proposal regarding the Share Consolidation is approved as originally proposed and the Share Consolidation takes effect, the total number of issued shares of the Company will be 8 shares, and it will no longer be necessary to provide for the number of shares constituting one unit. Accordingly, subject to the Share Consolidation taking effect, in order to delete provisions regarding shares constituting one unit for the Common Shares for which one unit currently constitutes 100 shares, the entirety of Article 8 (Number of Shares Constituting One Unit of Share), Article 9 (Rights with Respect to Shares Constituting Less Than One Unit) and Article 10 (Additional Purchase of Shares Constituting Less Than One Unit) of the Articles of Incorporation will be deleted, and the numbering of subsequent articles will be brought forward as a result of that amendment.

(3)

If the proposal regarding the Share Consolidation is approved as originally proposed and the Share Consolidation takes effect, NAVER will be the sole shareholder of the Company, and the provisions regarding the record date for regular general meetings of shareholders will no longer be necessary. Therefore, Article 14 (Record Date for Regular General Meeting of Shareholders) of the Articles of Incorporation will be deleted, and the numbering of subsequent articles will be brought forward as a result of that amendment, subject to the approval of the proposal regarding the Share Consolidation as originally proposed.

2.	Details of the Amendment to the Articles of Incorporation

The details of the amendment to the Articles of Incorporation are as follows.

(Underlined parts are to be amended.)

Current Articles of Incorporation	Proposed amendment
(Total Number of Issuable Shares) Article6. The total number of shares issuable by the Company shall be 690,000,000.	(Total Number of Issuable Shares) Article6. The total number of shares issuable by the Company shall be 32 shares.
Article 7.(Provision omitted)	Article 7.(No change)
(Number of Shares Constituting One Unit of Share) Article8. The Number of shares constituting one unit of share shall be one hundred (100) shares.	(Deleted)

(Rights with Respect to Shares Constituting Less Than One Unit)

Article9, A shareholder may not exercise rights with respect to shares constituting less than one unit other than:

(1)   Rights specified in each item of Article 189 Paragraph 2 of the Companies Act;

(2)   Rights to demand acquisition per Article 166 Paragraph 1 of the Companies Act;

(3)   A right to receive an allotment of subscription shares or subscription stock acquisition rights in accordance with the number of shares held by the shareholder; and

(4)   A right to make the demand stipulated in the following article.

(Deleted)

(Additional Purchase of Shares Constituting Less Than One Unit)

Article10. In accordance with the provisions of the Share Handling Regulations, a shareholder holding Company shares constituting less than one unit shall be able to demand that the Company sell the necessary amount of shares which will, when added together with that shareholder’s existing shares, constitute one unit of share.

(Deleted)

Article 11 to Article 13. (Provisions omitted)	Article 8 to Article 10. (No change)

(Record Date for Regular General Meeting of Shareholders) Article14. The record date for voting rights at a regular general meeting of shareholders shall be December 31 of every year.	(Deleted)
Article 15 to Article 43. (Provisions omitted)	Article 11 to Article 39. (No change)

3.	Amendment Date

January 4, 2021 (scheduled)

4.	Conditions for the Amendment to the Articles of Incorporation

The Amendment to the Articles of Incorporation is conditioned on the approval of the proposal regarding the Share Consolidation at the Extraordinary General Meeting as originally proposed and the Share Consolidation taking effect.

IV.

Filing Applications to Delist the ADSs from the NYSE, to Terminate the Registration of the ADSs with the U.S. Securities and Exchange Commission and to Terminate or Suspend the Company’s Periodic Disclosure Obligations Pursuant to the U.S. Securities Exchange Act of 1934

1.	Reasons for Application for Delisting, etc.

Given that, as a result of conducting the Share Consolidation, NAVER is expected to become the sole shareholder of the Company, the Company has resolved to file applications to delist the ADSs from the NYSE, to terminate the registration of the ADSs with the U.S. Securities and Exchange Commission and to terminate the Company’s periodic disclosure obligations under the U.S. Securities Exchange Act of 1934, or if the requirements for terminating such periodic reporting obligations are not satisfied, an application to suspend such periodic reporting obligations, subject to the proposal regarding the Share Consolidation at the Extraordinary General Meeting being approved as originally proposed. Please see “1. Purpose and Reasons for the Share Consolidation” in “I. Share Consolidation” above for the background for conducting such filings.

2.	Exchange on Which ADSs Will Continue to be Listed

As stated in “① Delisting” in “(2) Expected Delisting” of “3. Grounds for the Amount of Money Expected to be Provided to Shareholders upon Processing Fractional Shares in Connection with the Share Consolidation” in “I. Share Consolidation” above, the Common Shares will be delisted from the Tokyo Stock Exchange. As a result, the Common Shares and ADSs will not be able to be traded on either of the exchanges.

3.	Date of Application for Delisting, etc.

Notification of delisting of ADSs to the NYSE	November 9, 2020
Filing of an application to delist the ADSs from the NYSE	December 17, 2020 (scheduled)
Completion of delisting of the ADSs from the NYSE	December 28, 2020 (scheduled)

Filing of application to terminate the registration of the ADSs with the U.S. Securities and Exchange Commission and to terminate or suspend the Company’s periodic disclosure obligations pursuant to the U.S. Securities Exchange Act of 1934, as applicable

January 2021 (scheduled)

4.	Future Outlook

As a result of terminating the registration of the ADSs with the U.S. Securities and Exchange Commission, among other things, the Company’s periodic disclosure obligations pursuant to the U.S. Securities Exchange Act of 1934, including the obligation to file an annual report on Form 20-F will be terminated or suspended, as applicable.

As a result of delisting the ADSs from the NYSE and terminating the registration of the ADSs from the U.S. Securities and Exchange Commission, the Company expects to terminate its ADR program as well.

Additional Information for U.S. Investors regarding the Offers

Copies of the Transaction Statement on Schedule 13E-3 that has been filed together with SoftBank and the NAVER Parties (including any amendments thereto to be filed in the future) are available free of charge on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. Such documents can also be obtained free of charge by contacting the Company’s Investment Development/IR Office (JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo 160-0022, Japan, telephone number: +81-3-4316-2050). Holders of the Company Target Securities are advised to read these documents as they contain important information about the Business Integration.

Forward-Looking Statements

This press release contains forward-looking statements with respect to SoftBank’s, the NAVER Parties’, ZHD’s and the Company’s current plans, estimates, strategies and beliefs, including, without limitation, the statements made concerning the Business Integration. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to SoftBank, the NAVER Parties, ZHD and the Company, speak only as of the date hereof and are based on their respective current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond their control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and neither SoftBank, the NAVER Parties, ZHD nor the Company intends to update any of these forward-looking statements. Risks and uncertainties that might affect SoftBank, the NAVER Parties, ZHD, the Company, the Business Integration include, but are not limited to, those relating to:

•

obtaining the requisite consents to the Business Integration, including, without limitation, the risk that a regulatory approval that may be required for the Business Integration is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	whether the conditions for the Business Integration will be satisfied or waived;

•

the possibility that, prior to the completion of the Business Integration, ZHD’s and the Company’s businesses and their relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

•	shareholder litigation in connection with the Offers or the Business Integration potentially resulting in significant costs of defense, indemnification and liability; and

•

the risks and uncertainties pertaining to ZHD’s and the Company’s businesses, including in the Company’s case those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the U.S. Securities and Exchange Commission, as well as those detailed in the tender offer materials that has been filed by SoftBank and NAVER, the Solicitation / Recommendation Statement that has been filed by the Company, and the Transaction Statement that has been filed, all in connection with the Offers or the Business Integration.